Form 40-F
period 2002-12-31
TRANSALTA CORP
filed 2003-04-03
CIK 1144800

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C 20549

_____________________

FORM 40-F

ANNUAL REPORT

Under

THE EXCHANGE ACT OF 1934

_____________________

TransAlta Corporation

(Exact name of the registrant as specified in its charter)

_____________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

[  ]   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002.

Commission file number: 001-15214

TRANSALTA CORPORAION

(Exact Name of Registrant as Specified in Its Charter)

Canada

(Province or Other Jurisdiction of Incorporation or Organization)

4911

(Primary Standard Industrial Classification Code Number (if Applicable))

None

(I.R.S Employer Identification Number (if Applicable))

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1 (403) 267-7110

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York, 10011 (202) 894-8400

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Common Shares, no par value Common Share Purchase Rights	Name Of Each Exchange On Which Registered New York Stock Exchange New York stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares

Common Share Purchase Rights

For annual reports, indicate by check mark the information filed with this form:

[X]   Annual Information Form                                                                [X]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 169,749,218.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ______

No __X___

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes __X___

No ______

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

TransAlta has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, in particular during the period in which its Annual Report on Form 40-F relating to financial results for the fiscal year ended December 31, 2002 are being prepared.  The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of a date within 90 days of the date of this report.  Bases on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that material and information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities during the period in which this report was being prepared.  There have been no significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation by the Chief Executive Officer and Chief Financial Officer, including any corrective actions with regard to significant deficiencies and material weaknesses.

UNDERTAKING AND CONSENT TO

SERVICE FO PROCESS

A.

Undertaking.

TransAlta Corporation undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:

TRANSALTA CORPORATION

By:     /s/ Ian A. Bourne

Ian A. Bourne

EVP and CFO

And:   /s/ Alison T. Love

Alison T. Love

Corporate Secretary

Dated: April 3, 2003

CERTIFICATIONS

I, Stephen G, Snyder, certify that:

1.

I have reviewed this annual report on Form 40-F of TransAlta Corporation;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which this annual report is being prepared;

b.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date’); and

c.

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluations as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function);

a.

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:

April 3, 2003.

/s/ Stephen G. Snyder

Stephen G. Snyder

President and Chief Executive Officer

I, Ian A. Bourne, certify that:

1.

I have reviewed this annual report on Form 40-F of TransAlta Corporation;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which this annual report is being prepared;

b.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date’); and

c.

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluations as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function);

a.

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:

April 3, 2003.

/s/ Ian A. Bourne

Ian A Bourne

Executive Vice President, Chief Financial Officer

ANNUAL REPORT

EXHIBITS

Exhibit 1

Renewal Annual Information Form of TransAlta Corporation dated April 3, 2003.

Exhibit 2

Annual Report for the fiscal year ended December 31, 2002, containing Management’s Discussion and Analysis for the fiscal year ended December 31, 2002.

Exhibit 3

Audited Consolidated Financial Statements of TransAlta Corporation for the fiscal years ended December 31, 2002 and 2001 found in the Annual Report for the fiscal year ended December 31, 2002 (see note 27 for Differences between Canadian and United States Generally Accepted Accounting Principles for the year ended December 31, 2002).

Exhibit 4

Consent of Ernst & Young LLP.

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the use of our report dated February 1, 2003 included in TransAlta Corporation’s annual report (Form 40-F) for the year ended December 31, 2002.

/s/ Ernst & Young LLP

Chartered Accountants

Calgary, Canada

April 1, 2003