Form 40-F
TRANSALTA CORP
filed 2004-04-01
CIK 1144800

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C 20549

_____________________

FORM 40-F

ANNUAL REPORT

under

THE SECURITIES EXCHANGE ACT OF 1934

_____________________

TransAlta Corporation

(Exact name of the Registrant as specified in its charter)

_____________________

UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

*

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

Commission file number: 001-15214

TRANSALTA CORPORATION

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant's name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

4911

(Primary Standard Industrial Classification Code Number (if applicable))

None

(I.R.S Employer Identification Number (if applicable))

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1, (403) 267-7110

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York, 10011, (212) 894-8400

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

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares

Common Share Purchase Rights

(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

☒

Annual information form

                          ☒

Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 190,687,228 common shares.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐    82-______

No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒

No  ☐

INCORPORATION BY REFERENCE

Exhibits 1, 2 and 3 to this Form are incorporated by reference.

DISCLOSURE CONTROLS AND PROCEDURES

TransAlta (the "Company") has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, in particular during the period in which its Annual Report on Form 40-F relating to financial results for the fiscal year ended December 31, 2003 are being prepared.  The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of a date within 90 days of the date of this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded, as of that evaluation date, that the Company's disclosure controls and procedures were effective to ensure that material and information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities during the period in which this report was being prepared.  There have been no significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation by the Chief Executive Officer and Chief Financial Officer, including any corrective actions with regard to significant deficiencies and material weaknesses.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's board of directors has determined that it has at least one audit committee financial expert serving on its audit and environment committee (the "AE Committee").  Mr. William D. Anderson and Mr. John T. Ferguson have been determined to be such audit committee financial experts, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002, and each of them is independent, as that term is defined by the New York Stock Exchange's listing standards applicable to the Company.  The SEC has indicated that the designation of Mr. William D. Anderson and Mr. John T. Ferguson as an audit committee financial expert does not make Mr. Anderson or Mr. Ferguson an "expert" for any purpose, impose any duties, obligations or liability on Mr. William D. Anderson or Mr. John T. Ferguson that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Company has adopted a code of ethics (the "Corporate Code of Conduct") that applies to all employees and officers, including its Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions.  The Corporate Code of Conduct is available on the Company's Internet website, www.transalta.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2003 and 2002, Ernst & Young LLP and its affiliates were paid approximately $2.37 million and $2.5 million, respectively, as detailed below:

	Year-ended December 31
	2003	2002
Ernst & Young LLP
Audit Fees	$1,015,916	$929,875
Audit-Related Fees	$143,521	$93,249
Tax Fees	$322,496	$1,340,231
All Other Fees	$886,644	$127,000
Total	$2,368,577	$2,490,355

No other audit firms provided audit services in 2002 or 2003.

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Company's annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

The audit-related fees were primarily the out-of-pocket expenses of the auditors related to the annual audits performed.

Tax Fees

The tax fees were primarily related to compliance services provided, including for services relating to the filing of tax returns of the Company and its subsidiaries.

All Other Fees

The other services performed and referred to in the "All Other Fees" category were primarily related to services performed by the auditors in specific transaction involving the Company including the acquisition of an interest in CE Generation LLC, the sale of the Company's head office building, assistance in various regulatory proceedings involving the Company and the translation from English to French of the company's financial statements and other documents for various statutory filings.

Pre-Approval Policies and Procedures

The AE Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. In May 2002, the AE Committee adopted a policy that prohibits the Company from engaging the auditors for "prohibited" categories of non-audit services and requires pre-approval of the AE Committee for other permissible categories of non-audit services, such categories as determined under the United States Sarbanes Oxley Act of 2002.  This policy is set forth in Exhibit 10.

Percentage of Services Approved by the AE Committee

For the year ended December 31, 2003, none of the services described above were approved by the AE Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

See page 45 of Exhibit 2 and pages 89 to 91 of Exhibit 3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 43 of Exhibit 2 and pages 77 to 93 of Exhibit 3.

IDENTIFICATION OF THE AUDIT COMMITTEE

See pages 29 and 30 of Exhibit 1.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

Registrant:

TRANSALTA CORPORATION

By:

/s/ Ian A. Bourne_____________________

Ian A. Bourne

Executive Vice President and Chief Financial Officer

And:

/s/ Alison T. Love____________________

Alison T. Love

Corporate Secretary

Dated: March 29, 2004.

EXHIBITS

Exhibit 1

Renewal Annual Information Form of TransAlta Corporation for the year ended December 31, 2003, dated March 31, 2004.

Exhibit 2

Annual Report for the fiscal year ended December 31, 2003, containing Management's Discussion and Analysis for the fiscal year ended December 31, 2003.

Exhibit 3

Audited Consolidated Financial Statements of TransAlta Corporation for the fiscal years ended December 31, 2003 and 2002 found in the Annual Report for the fiscal year ended December 31, 2003 (see note 27 for Differences between Canadian and United States Generally Accepted Accounting Principles for the year ended December 31, 2003).

Exhibit 4

Consent of Ernst & Young LLP.

Exhibit 5.1

Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 5.2

Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 5.3

Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 5.4

Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 10

Audit & Environmental Committee Pre-Approval Policies and Procedures.

Exhibit 4

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Annual Report (Form 40-F) of TransAlta Corporation of our report dated February 11, 2004, included in the 2003 annual report to shareholders of TransAlta Corporation.  In addition, we consent to the incorporation by reference of such report in TransAlta Corporation's Registration Statements on Form S-8 (File Number 333-72454 and File Number 333-101470) pertaining to TransAlta Corporation's Share Option Plan and Form F-10 (File Number 333-87762) pertaining to the registration of Debt and Equity Securities of TransAlta Corporation, previously filed with the Securities and Exchange Commission.

Calgary, Canada

March 29, 2004

Chartered Accountants

Exhibit 5.1

CERTIFICATION

I, Stephen G. Snyder, certify that:

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

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which this annual report is being prepared;

b.

Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date'); and

c.

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluations as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function);

a.

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 26, 2004.

By:  /s/ Stephen G. Snyder

Stephen G. Snyder

President and Chief Executive Officer

Exhibit 5.2

CERTIFICATION

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

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which this annual report is being prepared;

b.

Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date'); and

c.

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluations as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function);

a.

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  March 26, 2004.

By: /s/ Ian A. Bourne

Ian A Bourne

Executive Vice President, Chief Financial Officer

Exhibit 5.3

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TransAlta Corporation (the "Company") on Form 40-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the dated hereof (the "Report"), I, Stephen G. Snyder, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all materials respects, the financial condition and result of operations of the Company.

By: /s/ Stephen G. Snyder

Stephen G. Snyder

President and Chief Executive Officer

Dated: March 26, 2004.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 5.4

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TransAlta Corporation (the "Company") on Form 40-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the dated hereof (the "Report"), I, Ian A. Bourne, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all materials respects, the financial condition and result of operations of the Company.

By: /s/ Ian A. Bourne

Ian A. Bourne

Executive Vice President and Chief Financial Officer

Dated: March 26, 2004.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 10

205: Policy for the Provision of Non-Audit Services by the Corporation's Auditors

INTRODUCTION

The intent of this policy is to outline the services TransAlta will and will not seek to be provided from its auditors to ensure compliance with statutory and regulatory requirements.  The underlying principle shall be that the auditors will not be engaged to perform services on which they will ultimately be required to provide an audit opinion on.

RESPONSIBILITY

Vice President and Comptroller is responsible for ensuring the policy is in compliance with statutory and regulatory requirements.

Director of Financial Operations and Country Financial Controllers are responsible for ensuring their respective business units / countries comply with the policy.

All staff should be aware of the policy and be in compliance.

POLICY

In general, audit, audit-related and tax compliance services may be provided by the corporation's auditors.  Consulting engagements will not be provided by the corporation's auditors, nor will engagements where fees are contingent on success.  Specific examples are set out below.

Non-audit fees in total generally should not exceed audit and audit-related fees in total in any one financial year.

APPROVAL PROCESS

All audit or non-audit services to be performed by the corporation's auditors require pre-approval by the Vice President and Comptroller, Executive Vice President and Chief Financial Officer or the Audit and Environment Committee, TransAlta Corporation, in accordance with the approval levels below, before any work is started.

Approval By	Fee Level for Specific Work Items
VP & Comptroller	$25,000
EVP & CFO	$50,000
Chairman of the Audit Committee	$100,000
Audit Committee	$100,000

For non-Canadian subsidiary companies, local Board of Directors are required to approve all services, irrespective of fee level, to be performed by the auditor subject to ultimate shareholder approval.

Approvals shall be evidenced in writing and maintained by the VP & Comptroller.  Subsidiary companies are required to submit their approvals to the VP & Comptroller for filing and presentation to the Audit and Environment Committee.

REPORTING PROCESS

A summary of all approved work shall be presented to the Audit Committee at each quarterly meeting.

The Vice President and Comptroller is responsible for preparing and presenting this information