Form 40-F
period 2004-12-31
TRANSALTA CORP
filed 2005-04-01
CIK 1144800

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C 20549

_____________________

FORM 40-F

ANNUAL REPORT

under

THE SECURITIES EXCHANGE ACT OF 1934

_____________________

TransAlta Corporation

(Exact name of the Registrant as specified in its charter)

_____________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number: 001-15214

TRANSALTA CORPORATION

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

4911

(Primary Standard Industrial Classification Code Number (if applicable))

None

(I.R.S Employer Identification Number (if applicable))

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1, (403) 267-7110

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

☒

Annual information form

                  ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 194,100,370 common shares.

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

DISCLOSURE CONTROLS AND PROCEDURES

TransAlta (the “Company”) has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, in particular during the period in which its Annual Report on Form 40-F relating to financial results for the fiscal year ended December 31, 2004 are being prepared.  The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of a date within 90 days of the date of this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that material and information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities during the period in which this report was being prepared.  There have been no significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation by the Chief Executive Officer and Chief Financial Officer, including any corrective actions with regard to significant deficiencies and material weaknesses.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that it has at least one audit committee financial expert serving on its audit and environment committee (the “AE Committee”).  Mr. William D. Anderson and Mr. John T. Ferguson have been determined to be the financial experts, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002, and each of them is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Company.

CODE OF ETHICS

The Company has adopted a code of ethics (the “Corporate Code of Conduct”) that applies to all employees and officers, including its Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions.  The Corporate Code of Conduct is available on the Company’s Internet website, www.transalta.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2004 and 2003, Ernst & Young LLP and its affiliates were paid approximately $2.75 million and $2.37 million, respectively, as detailed below:

	Year-ended December 31
	2004	2003
Ernst & Young LLP
Audit Fees	$1,336,999	$1,015,916
Audit-Related Fees	$201,866	$143,521
Tax Fees	$1,062,479	$322,496
All Other Fees	$146,282	$886,644
Total	$2,747,626	$2,368,577

No other audit firms provided audit services in 2003 or 2004.

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of the Company’s financial statements and other documents.

Audit-Related Fees

The audit-related fees were primarily for work performed by Ernst & Young LLP in relation to the Company’s financings and the sale of one of its plants.

Tax Fees

The majority of tax fees for 2004 related to the finalization of tax credit recoveries for work which commenced prior to 2002.  In 2003, the tax fees primarily related to compliance services provided, including services relating to the filing of tax returns for the Company and its subsidiaries.

All Other Fees

In 2004, the majority of the amounts in “All Other Fees” related to the sublease of office space in Australia.  In 2003, the other services performed were primarily related to services performed by the auditors in specific transactions involving the Company, including the acquisition of an interest in CE Generation LLC, the sale of the Company’s head office building and assistance in various regulatory proceedings involving the Company.

Pre-Approval Policies and Procedures

The AE Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. In May 2002, the AE Committee adopted a policy that prohibits the Company from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AE Committee for other permissible categories of non-audit services, such categories as determined under the United States Sarbanes Oxley Act of 2002.  This policy is set forth in Exhibit 10.

Percentage of Services Approved by the AE Committee

For the year ended December 31, 2004, none of the services described above were approved by the AE Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

See page 48 of Exhibit 2 and pages 91 to 94 of Exhibit 3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 47 of Exhibit 2 and page 96 of Exhibit 3.

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

Registrant:

      TRANSALTA CORPORATION

signed “I.A.Bourne”

Ian A. Bourne

Executive Vice President and Chief Financial Officer

signed “Alison T. Love”

Alison T. Love

Corporate Secretary

Dated:  March 29, 2005.

EXHIBITS

Exhibit 1	Renewal Annual Information Form of TransAlta Corporation for the year ended December 31, 2004, dated March 30, 2005.

Exhibit 2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2004.

Exhibit 3
Audited Consolidated Financial Statements of TransAlta Corporation for the fiscal years ended December 31, 2004 and 2003 found in the Annual Report for the fiscal year ended December 31, 2004 (see note 26 for Differences between Canadian and United States Generally Accepted Accounting Principles for the year ended December 31, 2004).

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