Form 40-F/A
TRANSALTA CORP
filed 2005-10-26
CIK 1144800

UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

[Check one]

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2004

Commission file number

001-15214

TRANSALTA CORPORATION

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

4911

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S Employer Identification Number (if applicable))

110-12th Avenue S.W., Box 1900, Station “M”,

Calgary, Alberta, Canada, T2P 2M1,

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

Name of each exchange

on which registered

Common Shares, no par value

New York Stock Exchange

Common Share Purchase Rights

New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

 (Title of Class)

For annual reports, indicate by check mark the information filed with this form:

      [   ]Annual information form                [ X ]Audited annual financial statements

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

Yes  ☒

No  ☐

INCORPORATION BY REFERENCE

The documents (or Portions thereof) forming part of this Form 40 F-A are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended.

Form

Registration No.

S-8

333-72454

S-8

333-101470

F-10

333-87762

EXPLANATORY NOTE

TransAlta Corporation (“TransAlta”) is filing this Form 40 F/A, Amendment No. 1, to its Annual Report on Form 40-F for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on April 1, 2005, to refile its 2004 Consolidated Annual Financial Statements, which contain a restated Note 26. United States Generally Accepted Accounting Principles (“U.S. GAAP”).  TransAlta consolidates its investment in TransAlta Cogeneration L.P. for both Canadian and U.S. GAAP.

In 1998, TransAlta transferred generation assets to its subsidiary TransAlta Cogeneration L.P.  (“TA Cogen”).  TransAlta Power L.P. (“TA Power”), an unrelated entity, concurrently subscribed to a minority interest in TA Cogen.  The fair value paid by TA Cogen for the assets exceeded their historical carrying values.  For Canadian GAAP, TransAlta recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain.  As TA Power held an option to resell their interest in TA Cogen to TransAlta in 2018, this gain under Canadian GAAP was initially deferred and amortized over a 30 year period for both Canadian and U.S. GAAP.  In 2003, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

TransAlta has recently determined that pursuant to U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 51, the option initially held by TA Power to potentially resell TA Cogen units to TransAlta in 2018 causes the excess of the consideration paid by TA Power over TransAlta’s historical carrying value in these assets to be characterized as contributed surplus in 1998.  This amount of contributed surplus is reduced by the related tax effect.  As a result under U.S. GAAP, there is no amortization of the gain into income in the period from 1998 to 2002 and no recognition of the unamortized balance of the gain in 2003.

The restated Note 26. had no impact on TransAlta’s 2004 Audited Annual Financial Statements as prepared under Canadian GAAP.  For U.S. GAAP purposes, the correction had no impact on total shareholders’ equity at December 31, 2004 and December 31, 2003..

Other than as expressly set forth above, this Form 40 F/A does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F amended hereby was filed.

UNDERTAKING

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

      TRANSALTA CORPORATION

By: /s/ I. A. Bourne

Ian A. Bourne

Executive Vice President

Dated:  October 20, 2005

and Chief Financial Officer

DOCUMENTS FILED AS PART OF THIS REPORT

13.1

Restated 2004 Consolidated Audited Financial Statements.

13.2

U.S. GAAP reconciliation of the Restated 2004 Consolidated Audited Financial Statements.

 EXHIBITS

23.1

Consent of Ernst and Young LLP Chartered Accountants

31.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2

Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.