Form 40-F
period 2005-12-31
TRANSALTA CORP
filed 2006-03-24
CIK 1144800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

 [Check one]

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2005

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

As at December 31, 2005, 198,657,063 common shares were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐    82-______

No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒

No  ☐

INCORPORATION BY REFERENCE

The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended.

Form

Registration No.

S-8

333-72454

S-8

333-101470

F-10

333-87762

(CONSOLIDATED) AUDITED ANNUAL FINANCIAL STATEMENTS

AND MANAGEMENT’S DISCUSSION & ANALYSIS

A.

(Consolidated) Audited Annual Financial Statements

For (consolidated) audited annual financial statements, including the report of independent chartered accountants with respect thereto, see pages 69 through 109 of the TransAlta Corporation 2005 Annual Report to Shareholders included herein.  See Note 25 of the Notes to Consolidated Financial Statements on pages 105 through 109 of the TransAlta Corporation 2005 Annual Report of Shareholders reconciling the important differences between Canadian and United States generally accepted accounting principles.

B.

Management’s Discussion & Analysis

For management’s discussion & analysis, see pages 31 through 68 of the TransAlta Corporation 2005 Annual Report to Shareholders included herein under the heading “Management’s Discussion & Analysis.”

For the purposes of this Form 40-F, only pages 69 through 109 and 31 through 68 of the TransAlta Corporation 2005 Annual Report to Shareholders as referred to above shall be deemed incorporated herein by reference and filed, and the balance of such 2005 Annual Report, except as otherwise specifically incorporated by reference in the TransAlta Corporation Annual Information Form filed as Exhibit 13.1 hereto, shall not be deemed to be filed under the Exchange Act with the Securities and Exchange Commission as part of this Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

TransAlta Corporation (the “Company”) has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, and in particular during the period in which its Annual Report on Form 40-F relating to financial results for the fiscal year ended December 31, 2005 is being prepared.  The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities during the period in which this report was being prepared.  There have been no significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation by the Chief Executive Officer and Chief Financial Officer, including any corrective actions with regard to significant deficiencies and material weaknesses.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its Audit and Environment Committee (the “AEC”).  Mr. William D. Anderson has been determined to be such audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant.  Under Securities and Exchange Commission rules the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers.  In addition, the Registrant has adopted a code of conduct applicable to all directors of the Company and a separate financial code of conduct which applies to all financial management employees.  The Registrant’s Corporate Code of Conduct is available on its Internet website at www.transalta.com.  There has been no waiver of the code during the 2005 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2005 and 2004, Ernst & Young LLP and its affiliates were paid approximately $2.0 million and $2.7 million, respectively, as detailed below:

	Year-ended December 31
	2005		2004
Ernst & Young LLP
Audit Fees		$2,006,504	$1,336,999
Audit-Related Fees	$	-------	$201,866
Tax Fees		$6,250	$1,062,479
All Other Fees	$	-------	$146,282
Total		$2,012,754	$2,747,626

No other audit firms provided audit services in 2005 or 2004.

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English into French of the Company’s financial statements and other documents.

Audit-Related Fees

The audit-related fees in 2004 were primarily for work performed by Ernst & Young LLP in relation to the Company’s financings and the sale of one of its plants.

Tax Fees

The tax fees for 2005 related to the Southern Cross stamp duty appeal.  The majority of tax fees for 2004 related to the finalization of tax credit recoveries for work which commenced prior to 2002.

All Other Fees

The majority of the amounts in “All Other Fees” in 2004 related to the sublease of office space in Australia.

Pre-Approval Policies and Procedures

The AEC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. In May 2002, the AEC adopted a policy that prohibits the Company from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AEC for other permissible categories of non-audit services, such categories as determined under Sarbanes-Oxley.

Percentage of Services Approved by the AE Committee

For the year ended December 31, 2005, none of the services described above were approved by the AEC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

See page 54 of Exhibit 13.3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 85 of Exhibit 13.2 and pages 52 and 53, under the heading “Financing Arrangements” of Exhibit 13.3.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing AEC.  The members of the AEC are:

William D. Anderson (Chair)

Stanley J. Bright

Michael M. Kanovsky

Timothy W. Faithfull

Donna S. Kaufman   (ex-officio member)

FORWARD LOOKING INFORMATION

This document, documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities, include forward-looking statements.  All forward looking statements are based on TransAlta’s beliefs as well as assumptions based on information available at the time the assumption was made.  In some cases, forward-looking statements can be identified by terms such as “may”, “will”, believe, “expect”, “potential”, “enable”, “continue” or other comparable terminology.  These statements are not guarantees of TransAlta’s future performance and are subject to risks, uncertainties and other important factors that could cause TransAlta’s actual performance to be materially different from those projected.  Some of the risks, uncertainties, and factors include, but are not limited to electricity demand and electrical generation capacity, cost and availability of fuel necessary for the production of electricity, legislative and regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates, results of financing efforts, changes in counterparty risk and the impact of accounting policies issued by Canadian and U.S. standard setters.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date hereof or otherwise, and TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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

      TRANSALTA CORPORATION

By: /s/ Brian Burden

Brian Burden

Executive Vice President

Dated:  March 24, 2006

and Chief Financial Officer

DOCUMENTS FILED AS PART OF THIS REPORT

13.1

TransAlta Corporation Annual Information Form for the year ended December 31, 2005.

13.2

Consolidated Audited Financial Statements for the year ended December 31, 2005 (included on pages 69 through 109 of the 2005 TransAlta Annual Report to Shareholders).

13.3

Management’s Discussion and Analysis (included on pages 31 through 68 of the 2005 TransAlta Annual Report to Shareholders).

13.4

U.S. GAAP reconciliation of the 2005 Consolidated Audited Financial Statements (included on pages 105 through 109 of the 2005 TransAlta Annual Report to Shareholders).

 EXHIBITS

23.1

Consent of Ernst and Young LLP Chartered Accountants.

31.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2

Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1

Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2

Certification of Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002.

Exhibit 31.1

Certifications

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

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:  March 24, 2006.

 /s/  Stephen G. Snyder

Stephen G. Snyder

President and Chief Executive Officer

Exhibit 31.2

Certifications

I, Brian Burden, certify that:

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

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:  March 24, 2006.

/s/  Brian Burden

Brian Burden

Executive Vice President, Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TransAlta Corporation (the “Company”) on Form 40-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the dated hereof (the “Report”), I, Stephen G. Snyder, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all materials respects, the financial condition and result of operations of the Company.

/s/ Stephen G. Snyder

Stephen G. Snyder

President and Chief Executive Officer

Dated:  March 24,2006.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TransAlta Corporation (the “Company”) on Form 40-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the dated hereof (the “Report”), I, Brian Burden, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all materials respects, the financial condition and result of operations of the Company.

/s/ Brian Burden

Brian Burden

Executive Vice President and Chief Financial Officer

Dated:  March 24, 2006.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.