Form 40-F/A
period 2008-12-31
TRANSALTA CORP
filed 2009-09-16
CIK 1144800

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

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

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒	No ☐

 EXPLANATORY NOTE

        This Amendment to Form 40-F is being filed solely (a) to clarify that our Annual Information Form, Consolidated Financial Statements for the year ended December 31, 2008 and Management's Discussion and Analysis that were previously submitted with our Form 40-F for the fiscal year ended December 31, 2008 are expressly incorporated by reference in our Form 40-F and are filed not furnished as Exhibits 13.1, 13.2 and 13.3, respectively, thereto, (b) to separately code those materials as exhibits in the EDGAR file and (c) to relocate the list of Exhibits to the body of the Form 40-F prior to the signature page.

EXHIBITS AND DOCUMENTS INCLUDED IN THIS FILING

        The following items are specifically incorporated by reference in, and form an integral part of, this filing (except to the extent otherwise provided therein and except that only pages 66 through 111 and 19 through 65 of the TransAlta Corporation 2008 Annual Report to shareholders as referred to below shall be deemed incorporated herein by reference and filed, and the balance of such 2008 Annual Report shall not be deemed to be filed under the Exchange Act with the Securities and Exchange Commission as part of this Form 40-F):

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2008.*
13.2	Consolidated Audited Financial Statements for the year ended December 31, 2008 (included on pages 66 through 111 of the 2008 TransAlta Annual Report to shareholders).*
13.3	Management's Discussion and Analysis (included on pages 19 through 65 of the 2008 TransAlta Annual Report to shareholders).*
13.4
Reconciliation to United States Generally Accepted Accounting Principles of the 2008 Consolidated Audited Financial Statements (incorporated by reference to exhibit 13.4 to TransAlta Corporation's Form 40-F filed on March 16, 2009 File No. 001-15214).
23.1	Consent of Ernst and Young LLP Chartered Accountants.*
31.1	Certification of Chief Executive Officer pursuant to Section 302 and Section 404 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Chief Financial Officer pursuant to Section 302 and Section 404 of the Sarbanes-Oxley Act of 2002.*
32.1
Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to exhibit 32.1 to TransAlta Corporation's Form 40-F filed on March 16, 2009 File No. 001-15214).
32.2
Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to exhibit 32.2 to TransAlta Corporation's Form 40-F filed on March 16, 2009 File No. 001-15214).
99.1	2008 TransAlta Annual Report to shareholders (from the front cover through page 18 and page 112 through the back cover are furnished and not filed).

INCORPORATION BY REFERENCE

        The documents (or portions thereof) forming part of this Form 40-F, including the exhibits hereto, are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-155243

 *    Filed herewith.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSALTA CORPORATION
/s/ BRIAN BURDEN Brian Burden Chief Financial Officer

Dated: September 16, 2009

 EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2008.*
13.2	Consolidated Audited Financial Statements for the year ended December 31, 2008 (included on pages 66 through 111 of the 2008 TransAlta Annual Report to shareholders).*
13.3	Management's Discussion and Analysis (included on pages 19 through 65 of the 2008 TransAlta Annual Report to shareholders).*
13.4
Reconciliation to United States Generally Accepted Accounting Principles of the 2008 Consolidated Audited Financial Statements (incorporated by reference to exhibit 13.4 to TransAlta Corporation's Form 40-F filed on March 16, 2009 File No. 001-15214).
23.1	Consent of Ernst and Young LLP Chartered Accountants.*
31.1	Certification of Chief Executive Officer pursuant to Section 302 and Section 404 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Chief Financial Officer pursuant to Section 302 and Section 404 of the Sarbanes-Oxley Act of 2002.*
32.1
Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to exhibit 32.1 to TransAlta Corporation's Form 40-F filed on March 16, 2009 File No. 001-15214).
32.2
Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to exhibit 32.2 to TransAlta Corporation's Form 40-F filed on March 16, 2009 File No. 001-15214).
99.1	2008 TransAlta Annual Report to shareholders (from the front cover through page 18 and page 112 through the back cover are furnished and not filed).

 *    Filed herewith.

E-1

QuickLinks

EXPLANATORY NOTE
EXHIBITS AND DOCUMENTS INCLUDED IN THIS FILING
INCORPORATION BY REFERENCE
SIGNATURES
EXHIBIT INDEX