Form 40-F
period 2010-12-31
TRANSALTA CORP
filed 2011-02-24
CIK 1144800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

 [Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     December 31, 2010                 Commission file number    001-15214

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

At December 31, 2010, 220,343,708 common shares were issued and outstanding.

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

Form                 Registration No.

S-8                            333-72454

S-8                            333-101470

F-10                     333-162418

F-10                     333-170465

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

DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.  In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.  Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.”  Management has concluded that our internal control over financial reporting was effective as of December 31, 2010.  Certain matters relating to the scope of Management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010.  For Ernst & Young LLP’s report see page 3 of the Consolidated Annual Financial Statements for the year ended December 31, 2010 filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)”.

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

Management has not evaluated the internal controls of the Sheerness, Wailuku, CE Generation and Genesee 3 joint ventures (collectively, the “Excluded Entities”), in accordance with Frequently Asked Questions Nos. 1 and 15 of “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports,” of the Office of the Chief Accountant of the Division of Corporation Finance of the Securities and Exchange Commission (revised September 24, 2007) (the “FAQ”).  Accordingly, management’s evaluation of the Company’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entities.

Proportionate consolidation of the Excluded Entities contributes to the Company’s financial statements as of and for the year ended December 31, 2010 in the amount of $1,454 million of the Company’s total assets, $804 million of net assets, $344 million of revenues and $64 million of net earnings.  The Company’s financial statements include the accounts of the Excluded Entities, accounted for via proportionate consolidation, in accordance with EITF 00-1, but management has been unable to assess the effectiveness of internal controls at the Excluded Entities because the Company does not have the ability to dictate or modify the controls of the Excluded Entities and does not have the ability, in practice, to assess those controls.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its Audit and Risk Committee (the “ARC”).  Mr. William D. Anderson has been determined to be an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and is independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) listing standards applicable to the Registrant.  Each of Mr. Gordon S. Lackenbauer and Mrs. Karen E. Maidment has also been determined to be an audit committee financial expert for purposes of Section 407 of Sarbanes-Oxley and independent under the applicable NYSE listing standards.  Under Securities and Exchange Commission rules the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Securities and Exchange Commission.  In addition, the Registrant has adopted a code of conduct applicable to all directors of the Company and a separate financial code of conduct which applies to all financial management employees.  The Registrant’s Corporate Codes of Conduct are available on its Internet website at www.transalta.com.  There has been no waiver of the codes granted during the 2010 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2010 and December 31, 2009, Ernst & Young LLP and its affiliates were paid $3,499,254 and $3,562,032 respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2010	2009

Audit Fees	$2,737,081	$2,679,080
Audit-related fees	729,873	824,631
Tax fees	32,300	58,321

Total	$3,499,254	$3,562,032

No other audit firms provided audit services in 2010 or 2009.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of the Corporation’s financial statements and other documents.  Total audit fees for 2010 include payments related to 2009 in the amount of $969,568.  Total audit fees for 2009 include payments related to 2008 in the amount of $1,212,080.

Audit-Related Fees

The audit-related fees in 2010 were primarily for work performed by Ernst & Young LLP in relation to the implementation of International Financial Reporting Standards, other audits, public equity and debt offerings, and miscellaneous accounting advice provided to the Corporation.  The audit-related fees in 2009 were primarily for work performed by Ernst & Young LLP in relation to the implementation of International Financial Reporting Standards, public equity and debt offerings and miscellaneous accounting advice provided to the Corporation.

Tax Fees

The majority of tax fees for each of 2009 and 2010 relate to various tax related matters in our foreign operations.

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the ARC adopted a policy (the “Policy”) that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act.  The Policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.  In 2009 the ARC granted management the authority to approve de minimus permissible non-audit services (which are in the aggregate the lesser of 5 per cent of the total fees paid to the external auditors or $125,000) provided such services are reported to the ARC at its next scheduled meeting.

Percentage of Services Approved by the ARC

For the year ended December 31, 2010, none of the services described above were approved by the ARC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

C. Kent Jespersen

Gordon S. Lackenbauer

Karen E. Maidment

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

In particular, this Form 40-F and the documents incorporated herein by reference contain forward looking statements pertaining to the following: expectations relating to the timing of the completion and commissioning of projects under development, including uprates and upgrades, and their attendant costs; expectations related to future earnings and cash flow from operating activities; expectations relating to the timing of the completion of the study regarding CCS and the cost of the study; estimates of fuel supply and demand conditions and the costs of procuring fuel; our plans to invest in existing and new capacity, and the expected return on those investments; expectations for demand for electricity in both the short-term and long-term, and the resulting impact on electricity prices; expectations in respect of generation availability and production; expectations in terms of the cost of operations and maintenance, and the variability of those costs; expected governmental regulatory regimes and legislation, as well as the cost of complying with resulting regulations and laws; our trading strategy and the risk involved in these strategies; expectations relating to the renegotiation of certain of the collective bargaining agreements to which we are a party; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; expectations for the outcome of existing or potential legal/administrative claims; and expectations for the ability to access capital markets at reasonable terms.

Factors that may adversely impact the Corporation’s forward looking statements include risks relating to: (i) fluctuations in market prices and availability of fuel supplies required to generate electricity and the price of electricity; (ii) the regulatory and political environments in the jurisdictions in which the Corporation operates; (iii) environmental requirements and changes in, or liabilities under, these requirements; (iv) changes in general economic conditions including interest rates; (v) operational risks involving the Corporation’s facilities, including unplanned outages at such facilities; (vi) disruptions in the transmission and distribution of electricity; (vii) effects of weather; (viii) disruptions in the source of fuels, water, wind or biomass required to operate the Corporation’s facilities; (ix) natural disasters; (x) equipment failure; (xi) trading risks; (xii) industry risk and competition; (xiii) fluctuations in the value of foreign currencies and foreign political risks; (xiv) need for additional financing; (xv) structural subordination of securities; (xvi) counterparty credit risk; (xvii) insurance coverage; (xviii) the Corporation’s provision for income taxes; (xix) legal proceedings involving the Corporation; (xx) reliance on key personnel (xxi) labour relations matters; and (xxii) development projects and acquisitions.  The foregoing risk factors, among others, are described in further detail under the heading “Risk Factors” in TransAlta’s Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2010 (the “Annual MD&A”) incorporated herein by reference.

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

DOCUMENTS FILED AS PART OF THIS REPORT AND EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 40-F:

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2010.

13.2	Related Management’s Discussion and Analysis.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2010.

13.4	Reconciliation to United States Generally Accepted Accounting Principles of the 2010 Consolidated Audited Annual Financial Statements.

13.5	Management’s Annual Report on Internal Control over Financial Reporting, (included on page 2 of Exhibit 13.3 filed herewith).

13.6	Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), (included on page 3 of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst and Young LLP Chartered Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

TRANSALTA CORPORATION

/s/ Brett Gellner
Brett Gellner
Chief Financial Officer

Dated: February 24, 2011

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2010.

13.2	Related Management’s Discussion and Analysis.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2010.

13.4	Reconciliation to United States Generally Accepted Accounting Principles of the 2010 Consolidated Audited Annual Financial Statements.

13.5	Management’s Annual Report on Internal Control over Financial Reporting, (included on page 2 of Exhibit 13.3 filed herewith).

13.6	Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), (included on page 3 of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst and Young LLP Chartered Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.