Form 40-F/A
period 2010-12-31
TRANSALTA CORP
filed 2011-08-25
CIK 1144800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

on

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

☒Annual information form                                                  ☒      Audited annual financial statements

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

Yes  ☐    82-______No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☒No  ☐

EXPLANATORY NOTE

This Form 40-F/A is being filed solely to make the following two amendments to our Form 40-F filed on February 24, 2011 (the “Form 40-F”): (1) to file corrected Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as Exhibits 32.1 and 32.2 hereto, respectively, and (2) to refer to this Form 40-F/A rather than the Form 40-F where appropriate.

INCORPORATION BY REFERENCE

The documents forming part of this Form 40-F/A are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing ARC.  The members of the ARC are:

William D. Anderson (Chair)

C. Kent Jespersen

Gordon S. Lackenbauer

Karen E. Maidment

Donna S. Kaufman   (ex-officio member)

FORWARD LOOKING INFORMATION

This Form 40-F/A, the documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities, include forward looking statements.  All forward looking statements are based on TransAlta’s beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances.  Forward looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue” or other comparable terminology.  These statements are not guarantees of TransAlta’s future performance and are subject to risks, uncertainties and other important factors that could cause TransAlta’s actual performance to be materially different from those projected.

In particular, this Form 40-F/A and the documents incorporated herein by reference contain forward looking statements pertaining to the following: expectations relating to the timing of the completion and commissioning of projects under development, including uprates and upgrades, and their attendant costs; expectations related to future earnings and cash flow from operating activities; expectations relating to the timing of the completion of the study regarding CCS and the cost of the study; estimates of fuel supply and demand conditions and the costs of procuring fuel; our plans to invest in existing and new capacity, and the expected return on those investments; expectations for demand for electricity in both the short-term and long-term, and the resulting impact on electricity prices; expectations in respect of generation availability and production; expectations in terms of the cost of operations and maintenance, and the variability of those costs; expected governmental regulatory regimes and legislation, as well as the cost of complying with resulting regulations and laws; our trading strategy and the risk involved in these strategies; expectations relating to the renegotiation of certain of the collective bargaining agreements to which we are a party; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; expectations for the outcome of existing or potential legal/administrative claims; and expectations for the ability to access capital markets at reasonable terms.

Factors that may adversely impact the Corporation’s forward looking statements include risks relating to: (i) fluctuations in market prices and availability of fuel supplies required to generate electricity and the price of electricity; (ii) the regulatory and political environments in the jurisdictions in which the Corporation operates; (iii) environmental requirements and changes in, or liabilities under, these requirements; (iv) changes in general economic conditions including interest rates; (v) operational risks involving the Corporation’s facilities, including unplanned outages at such facilities; (vi) disruptions in the transmission and distribution of electricity; (vii) effects of weather; (viii) disruptions in the source of fuels, water, wind or biomass required to operate the Corporation’s facilities; (ix) natural disasters; (x) equipment failure; (xi) trading risks; (xii) industry risk and competition; (xiii) fluctuations in the value of foreign currencies and foreign political risks; (xiv) need for additional financing; (xv) structural subordination of securities; (xvi) counterparty credit risk; (xvii) insurance coverage; (xviii) the Corporation’s provision for income taxes; (xix) legal proceedings involving the Corporation; (xx) reliance on key personnel; (xxi) labour relations matters; and (xxii) development projects and acquisitions.  The foregoing risk factors, among others, are described in further detail under the heading “Risk Factors” in TransAlta’s Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2010 (the “Annual MD&A”) incorporated herein by reference.

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

DOCUMENTS FILED AS PART OF THIS REPORT AND EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 40-F/A:

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2010.*

13.2	Related Management’s Discussion and Analysis.*

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2010.*

13.4	Reconciliation to United States Generally Accepted Accounting Principles of the 2010 Consolidated Audited Annual Financial Statements.*

13.5	Management’s Annual Report on Internal Control over Financial Reporting, (included on page 2 of Exhibit 13.3).*

13.6	Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), (included on page 3 of Exhibit 13.3).*

23.1	Consent of Ernst and Young LLP Chartered Accountants.†

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

* Previously filed as an exhibit (with the same exhibit number) to the Registrant’s Form 40-F filed on February 24, 2011.

† Filed herewith.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amended annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSALTA CORPORATION

/s/ Brett Gellner
Brett Gellner
Chief Financial Officer

Dated: August 25, 2011

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2010.*

13.2	Related Management’s Discussion and Analysis.*

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2010.*

13.4	Reconciliation to United States Generally Accepted Accounting Principles of the 2010 Consolidated Audited Annual Financial Statements.*

13.5	Management’s Annual Report on Internal Control over Financial Reporting, (included on page 2 of Exhibit 13.3).*

13.6	Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), (included on page 3 of Exhibit 13.3).*

23.1	Consent of Ernst and Young LLP Chartered Accountants.†

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

* Previously filed as an exhibit (with the same exhibit number) to the Registrant’s Form 40-F filed on February 24, 2011.

† Filed herewith.