Form 40-F
period 2011-12-31
TRANSALTA CORP
filed 2012-03-02
CIK 1144800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

 [Check one]

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2011	Commission file number	001-15214

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

At December 31, 2011, 223,631,000 common shares were issued and outstanding.

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

INCORPORATION BY REFERENCE

The documents, forming part of this Form 40-F, are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended.

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

DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (“Exchange Act”), management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act are accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.”  Management has concluded that our internal control over financial reporting was effective as of

December 31, 2011.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011.  For Ernst & Young LLP’s report see page 3 of the Consolidated Audited Annual Financial Statements for the year ended December 31, 2011 filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)”.

There has been no change in the internal control over financial reporting during the year covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

TransAlta Corporation (“TransAlta”) proportionately consolidates the accounts of the Sheerness and Genesee 3 joint ventures and equity accounts CE Generation LLC (“CE Gen”) and Wailuku River Hydroelectric L.P. joint ventures (collectively, the “Excluded Entities”), in accordance with International Financial Reporting Standards (“IFRS”).  Management does not have the contractual ability to assess the internal controls of these Excluded Entities.  Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these Excluded Entities.  Accordingly, management’s evaluation of the Company’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entities.

The 2011 consolidated financial statements of TransAlta, in accordance with EITF 00-1, included $927 million and $873 million of total and net assets, respectively, as of December 31, 2011, and $232 million and $108 million of revenues and net earnings, respectively, for the year then ended related to Excluded Entities.  Once the financial information is obtained from these Excluded Entities it falls within the scope of TransAlta’s internal control framework.

AUDIT COMMITTEE FINANCIAL EXPERT

TransAlta’s board of directors has determined that it has at least one audit committee financial expert serving on its Audit and Risk Committee (the “ARC”).  Mr. William D. Anderson has been determined to be an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and is independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) listing standards applicable to the Registrant.  Each of Mr. Gordon S. Lackenbauer and Mrs. Karen Maidment has also been determined to be an audit committee financial expert for purposes of Section 407 of Sarbanes-Oxley and independent under the applicable NYSE listing standards.  Under Securities and Exchange Commission rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Securities and Exchange Commission.  In addition, the Registrant has adopted a code of conduct applicable to all directors of the Company and a separate financial code of conduct which applies to all financial management employees.  Our codes of conduct are available on our Internet website at www.transalta.com. There has been no waiver of the codes granted during the 2011 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2011 and December 31, 2010, Ernst & Young LLP and its affiliates were paid $3,110,078 and $3,499,254 respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2011	2010

Audit fees	$2,725,847	$2,737,081
Audit-related fees	384,231	729,873
Tax fees	0	32,300
All other fees	0	0

Total	$3,110,078	$3,499,254

No other audit firms provided audit services in 2011 or 2010.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of TransAlta’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of TransAlta’s financial statements and other documents.  Total audit fees for 2011 include payments related to the 2010 audit in the amount of $894,776.  Total audit fees for 2010 include payments related to the 2009 audit in the amount of $969,568.

Audit-Related Fees

The audit-related fees in 2011 were primarily for work performed by Ernst & Young LLP in relation to preferred share issuances, Canadian and US shelf work, the 2010 Sustainability Report review, and miscellaneous accounting advice provided to TransAlta.  The audit- related fees in 2010 were primarily for work performed by Ernst & Young LLP in relation to the implementation of International Financial Reporting Standards, other audits, public equity and debt offerings and miscellaneous advice provided to TransAlta.

Tax Fees

The majority of tax fees for 2010 relate to various tax related matters in our foreign operations.

All other fees

Nil.

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the ARC adopted a policy (the “Policy”) that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley.  The Policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.  In 2009, the ARC granted management the authority to approve de minimus permissible non-audit services (which are in the aggregate the lesser of 5 per cent of the total fees paid to the external auditors or $125,000), provided such services are reported to the ARC at its next scheduled meeting.

Percentage of Services Approved by the ARC

For the year ended December 31, 2011, none of the services described above were approved by the ARC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

See page 42 of Exhibit 13.2, incorporated by reference herein under the heading “Unconsolidated Structured Entities or Arrangements”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 41of Exhibit 13.2, incorporated by reference herein, under the heading “Liquidity and Capital Resources” and page 104, under the heading “Leases”, page 124 under the heading “Risk Management Activities” and page 146 under the Heading “Commitments” of Exhibit 13.3, all, incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing ARC.  The members of the ARC are:

William D. Anderson (Chair)

Stephen L. Baum

Gordon S. Lackenbauer

Karen E. Maidment

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 13.1, incorporated herein, under the heading “Business of TransAlta-Generation Business Segment-United States”.

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

In particular, this Form 40-F and the documents incorporated herein by reference contain forward looking statements pertaining to the following: expectations relating to the timing of the completion and commissioning of projects under development, including uprates, and their attendant costs; expectations related to future earnings and cash flow from operating activities; estimates of fuel supply and demand conditions and the costs of procuring fuel; TransAlta’s estimated spend on growth and sustaining capital projects; expectations for demand for electricity in both the short-term and long-term, and the resulting impact on electricity prices; expectations in respect of generation availability and production; expectations in terms of the cost of operations and maintenance, and the variability of those costs; expected financing of capital expenditures, expected governmental regulatory regimes and legislation and their expected impact on TransAlta, as well as the cost of complying with resulting regulations and laws; TransAlta’s trading strategy and the risk involved in these strategies; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; accounting estimates; expectations for the outcome of existing or potential legal and contractual claims; expectations for the ability to access capital markets at reasonable terms; the impact of certain hedges on future reported earnings; the estimated impact of changes in interest rates and the value of the Canadian dollar relative to the U.S. dollar; and the monitoring of TransAlta’s exposure to liquidity risk.

Factors that may adversely impact TransAlta’s forward looking statements include risks relating to: fluctuations in market prices and availability of fuel supplies required to generate electricity and in the price of electricity; the regulatory and political environments in the jurisdictions in which TransAlta operates; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving TransAlta’s facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; effects of weather; disruptions in the source of fuels, water or wind required to operate TransAlta’s facilities; natural disasters; the threat of domestic terrorism and cyber-attacks; equipment failure; energy trading risks; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; need for additional financing; structural subordination of securities; counterparty credit risk; insurance coverage; TransAlta’s provision for income taxes; legal and contractual proceedings involving TransAlta; reliance on key personnel, labour relations matters and development projects and acquisitions.   Certain risk factors, among others, are described in further detail in TransAlta’s 2011 Annual Information Form and in the Management’s Discussion and Analysis for the year ended December 31, 2011, each incorporated herein by reference.

Readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on these forward looking statements.  The forward looking statements included in this document are made only as of the date hereof and TransAlta does not undertake to publicly update these forward looking statements to reflect new information, future events or otherwise, except as required by applicable laws.  In light of these risks, uncertainties and assumptions, the forward looking events might occur to a different extent or at a different time than TransAlta has described or might not occur.  TransAlta cannot assure you that projected results or events will be achieved.

DOCUMENTS FILED AS PART OF THIS REPORT AND EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 40-F:

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2011.

13.2	Management’s Discussion and Analysis for the year ended December 31, 2011.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2011.

13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page 68 of Exhibit 13.3 filed herewith).

13.5	Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), (included on page 69 of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst & Young LLP Chartered Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

UNDERTAKING

TransAlta undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSALTA CORPORATION

/s/ Brett Gellner
Brett Gellner
Chief Financial Officer

Dated: March 2, 2012

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2011.

13.2	Management’s Discussion and Analysis for the year ended December 31, 2011.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2011.

13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page 68 of Exhibit 13.3 filed herewith).

13.5	Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), (included on page 69 of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst and Young LLP Chartered Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.