Form 40-F/A
period 2011-12-31
TRANSALTA CORP
filed 2012-09-24
CIK 1144800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form 40-F

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

Yes  ☒No  ☐

EXPLANATORY NOTE

This Form 40-F/A is being filed solely to make the following amendments to the Registrant’s Form 40-F filed on March 2, 2012 (the “Form 40-F”):

1.             To amend Exhibit 13.3 of the Form 40-F by filing herewith as Exhibit 99.1 a corrected “Independent Auditors Report of Registered Public Accounting Firm,” which shall replace, in its entirety, page 70 of Exhibit 13.3 of the Form 40-F,  which inadvertently omitted to state that in the opinion of the Registrant’s Registered Public Accounting Firm, the consolidated financial statements present fairly in all material respects, the financial position of TransAlta Corporation at December 31, 2011 and 2010, and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010, in accordance with International Financial Reporting Standards “as issued by the International Accounting Standards Board”.

2.             To update, as of the date of this Form 40-F/A that the members of the Registrant’s Audit and Risk Committee, or ARC, are:

William D. Anderson (Chair)
Michael M. Kanovsky
Gordon S. Lackenbauer
Karen E. Maidment

3.             To file the exhibits identified below under the heading “Documents Filed As Part Of This Report and Exhibits.”

INCORPORATION BY REFERENCE

The documents forming part of this Form 40-F/A, are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-162418
F-10	333-170465

DOCUMENTS FILED AS PART OF THIS REPORT AND EXHIBITS

The following items are filed herewith and specifically incorporated by reference in, and form an integral part of, this filing on Form 40-F/A:

23.1	Consent of Ernst & Young LLP Chartered Accountants.
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.1	Independent Auditors’ Report of Registered Public Accounting Firm dated as of March 1, 2012.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40 F/A to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSALTA CORPORATION

/s/ Brett Gellner
Brett Gellner
Chief Financial Officer

Dated: September 24, 2012

EXHIBIT INDEX

23.1	Consent of Ernst & Young LLP Chartered Accountants.
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.1	Independent Auditors’ Report of Registered Public Accounting Firm dated as of March 1, 2012.