Form 40-F/A
period 2011-12-30
TRANSALTA CORP
filed 2012-10-30
CIK 1144800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to Form 40-F

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

Yes  ☒No  ☐

EXPLANATORY NOTE

This Form 40-F/A is being filed solely to make the following amendments to the Registrant’s Form 40-F filed on March 2, 2012 (the “Form 40-F”):

1.     To amend Exhibit 13.3 of the Registrant’s Form 40-F by filing herewith our Consolidated Audited Annual Financial Statements for the year ended December 31, 2011 as Exhibit 13.3 to this Form 40-F/A with an amended “Independent Auditors Report of Registered Public Accounting Firm,” on page 70 of Exhibit 13.3 which previously, in the Registrant’s Form 40-F, inadvertently omitted to state that, in the opinion of the Registrant’s Registered Public Accounting Firm, the consolidated financial statements present fairly in all material respects, the financial position of TransAlta Corporation at December 31, 2011 and 2010, and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010, in accordance with International Financial Reporting Standards “as issued by the International Accounting Standards Board”.  Exhibits 13.1, 13.2 and 13.3 are being filed hereto solely to correct this inadvertent omission.

2.     To file the exhibits identified below under the heading “Documents Filed As Part Of This Report and Exhibits.”

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

Dated: October 30, 2012

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