Form 40-F
period 2012-12-31
TRANSALTA CORP
filed 2013-02-27
CIK 1144800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

 [Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2012	Commission file number	001-15214

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

At December 31, 2012, 254,653,119 common shares were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	82-_______	No ☒

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

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-185157

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

There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.”  Management has concluded that our internal control over financial reporting was effective as of

December 31, 2012.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012.  For Ernst & Young LLP’s report see page 71 of the Consolidated Audited Annual Financial Statements for the year ended December 31, 2012 filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)”.

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

The 2012 consolidated financial statements of TransAlta, in accordance with EITF 00-1, included $918 million and $883 million of total and net assets, respectively, as of December 31, 2012, and $208 million and $49 million of revenues and net earnings, respectively, for the year then ended related to Excluded Entities.  Once the financial information is obtained from these Excluded Entities it falls within the scope of TransAlta’s internal control framework.

AUDIT COMMITTEE FINANCIAL EXPERT

TransAlta’s board of directors has determined that it has at least one audit committee financial expert serving on its Audit and Risk Committee (the “ARC”).  Mr. William D. Anderson has been determined to be an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and is independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) listing standards applicable to the Registrant.  Each of Mrs. Karen Maidment and Mr. Yakout Mansour has also been determined to be an audit committee financial expert for purposes of Section 407 of Sarbanes-Oxley and independent under the applicable NYSE listing standards.  Under Securities and Exchange Commission rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Securities and Exchange Commission.  In addition, the Registrant has adopted a code of conduct applicable to all directors of the Company and a separate financial code of conduct which applies to all financial management employees.  Our codes of conduct are available on our Internet website at www.transalta.com.  There has been no waiver of the codes granted during the 2012 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2012 and December 31, 2011, Ernst & Young LLP and its affiliates were paid $3,459,937 and $3,110,078 respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2012	2011

Audit Fees	$2,998,892	$2,725,847
Audit-related fees	388,595	384,231
Tax fees	72,450	0
All other fees	0	0

Total	$3,459,937	$3,110,078

No other audit firms provided audit services in 2012 or 2011.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of our annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of our financial statements and other documents.  Total audit fees for 2012 include payments related to 2011 in the amount of $1,397,001.  Total audit fees for 2011 include payments related to 2010 in the amount of $894,776.

Audit-Related Fees

The audit-related fees in 2012 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, common shares issuance, debt issuances and miscellaneous accounting advice provided to the Corporation.  The audit-related fees in 2011 were primarily in relation to preferred shares issuance, Canadian and US shelf work, the 2010 Sustainability Report review, and miscellaneous accounting advice provided to the Corporation.

Tax Fees

The tax fees for 2012 relate to various tax related matters in our domestic and foreign operations.

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

Percentage of Services Approved by the ARC

For the year ended December 31, 2012, none of the services described above were approved by the ARC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

See page 40 of Exhibit 13.2, incorporated by reference herein under the heading “Unconsolidated Structured Entities or Arrangements”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 39 of Exhibit 13.2, incorporated by reference herein, under the heading “Liquidity and Capital Resources” and page 93, under the heading “Leases”, page 104 under the heading “Risk Management Activities” and page 135 under the Heading “Commitments” of Exhibit 13.3, all incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing ARC.  The members of the ARC are:

William D. Anderson (Chair)

Michael M. Kanovsky (Effective May 29, 2012)(1)

Karen E. Maidment

Yakout Mansour

Stephen L. Baum (Until May 22, 2012)

(1)                              Mr. Kanovsky resigned as a member of the ARC effective February 26, 2013. His appointment was temporary, to provide the Board with the time required to nominate an additional director for election to the Board to fill the vacancy created by Mr. Baum’s unexpected resignation, which occurred on May 22, 2012, for personal reasons.

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 13.1, incorporated herein, under the heading “Business of TransAlta-Generation Business Segment-United States”.

FORWARD-LOOKING INFORMATION

This Form 40-F, the documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities, include forward-looking statements.  All forward-looking statements are based on TransAlta’s beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments and other factors deemed appropriate in the circumstances.  Forward looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue” or other comparable terminology.  These statements are not guarantees of TransAlta’s future performance and are subject to risks, uncertainties and other important factors that could cause TransAlta’s actual performance to be materially different from that projected.

In particular, this Form 40-F and the documents incorporated herein by reference contain forward looking statements pertaining to the following: expectations relating to the timing of the completion and commissioning of projects under development, including uprates and major projects, and their attendant costs; our estimated spend on growth and sustaining capital and productivity projects; expectations in terms of the cost of operations, capital spend, and maintenance, and the variability of those costs; the impact of certain hedges on future reported earnings and cash flows; expectations related to future earnings and cash flow from operating and contracting activities; estimates of fuel supply and demand conditions and the costs of procuring fuel; expectations for demand for electricity in both the short-term and long-term, and the resulting impact on electricity prices; expected impacts of load growth and natural gas costs on power prices; expectations in respect of generation availability, capacity and production; expected financing of our capital expenditures; expected governmental regulatory regimes and legislation and their expected impact on TransAlta, as well as the cost of complying with resulting regulations and laws; TransAlta’s trading strategy and the risks involved in these strategies; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; accounting estimates; expectations for the outcome of existing or potential legal and contractual claims; expectations for the ability to access capital markets at reasonable terms; the estimated impact of changes in interest rates and the value of the Canadian dollar relative to the U.S. dollar; the monitoring of TransAlta’s exposure to liquidity risk; expectations in respect to the global economic environment; our credit practices; and the estimated contribution of energy trading activities to gross margin.

Factors that may adversely impact TransAlta’s forward-looking statements include risks relating to: fluctuations in market prices and availability of fuel supplies required to generate electricity; the ability to contract our generation for prices that will provide expected returns;

the regulatory and political environments in the jurisdictions in which TransAlta operates; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving TransAlta’s facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather; disruptions in the source of fuels, water or wind required to operate TransAlta’s facilities; natural disasters; the threat of domestic terrorism and cyber-attacks; equipment failure; energy trading risks; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; the need for additional financing; structural subordination of securities; counterparty credit risk; insurance coverage; TransAlta’s provision for income taxes; legal and contractual proceedings involving TransAlta; reliance on key personnel, labour relations matters and development projects and acquisitions.   The foregoing risk factors, among others, are described in further detail in TransAlta’s 2012 Annual Information Form and in the Risk Management section of the Management’s Discussion and Analysis for the year ended December 31, 2012, each incorporated herein by reference.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements.  The forward-looking statements included in this document are made only as of the date hereof and TransAlta does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws.  In light of these risks, uncertainties and assumptions, the forward-looking events might occur to a different extent or at a different time than TransAlta has described or might not occur.  TransAlta cannot assure you that projected results or events will be achieved.

DOCUMENTS FILED AS PART OF THIS REPORT AND EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 40-F:

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2012.

13.2	Management’s Discussion and Analysis for the year ended December 31, 2012.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2012.

13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page [70] of Exhibit 13.3 filed herewith).

13.5	Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), (included on page [71] of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst & Young LLP Chartered Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

TRANSALTA CORPORATION

/s/ Brett Gellner
Brett Gellner
Chief Financial Officer

Dated: February 27, 2013

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2012.

13.2	Management’s Discussion and Analysis for the year ended December 31, 2012.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2012.

13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page [70] of Exhibit 13.3 filed herewith).

13.5	Independent Auditor’s Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), (included on page [71] of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst and Young LLP Chartered Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.