Form 40-F
period 2013-12-31
TRANSALTA CORP
filed 2014-02-20
CIK 1144800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

 [Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2013	Commission file number	001-15214

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

At December 31, 2013, 268,240,937 common shares were issued and outstanding.

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

DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (“Exchange Act”), management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act are accumulated and communicated to management, including our Chief Executive Officer and Chief Investment and Financial Officer, as appropriate, to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Investment Officer and Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

·	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

·

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

·	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.”

Management has concluded that our internal control over financial reporting was effective as of December 31, 2013.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2013.  For Ernst & Young LLP’s report see page 73 of the Consolidated Audited Annual Financial Statements for the year ended December 31, 2013 filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Independent Auditors’ Report of Registered Public Accounting Firm”.

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

TransAlta Corporation (“TransAlta”) proportionately consolidates the accounts of the Sheerness and Genesee 3 joint operations and equity accounts CE Generation LLC (“CE Gen”) and Wailuku River Hydroelectric L.P. joint ventures (collectively, the “Excluded Entities”), in accordance with International Financial Reporting Standards (“IFRS”).  Management does not have the contractual ability to assess the internal controls of these Excluded Entities.  Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these Excluded Entities.  Accordingly, management’s evaluation of the Company’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entities.

The 2013 consolidated financial statements of TransAlta, in accordance with EITF 00-1, included $886 million and $857 million of total and net assets, respectively, as of December 31, 2013, and $199 million and $38 million of revenues and net earnings, respectively, for the year then ended related to Excluded Entities.  Once the financial information is obtained from these Excluded Entities it falls within the scope of TransAlta’s internal control framework.

AUDIT COMMITTEE FINANCIAL EXPERT

TransAlta’s board of directors has determined that it has two audit committee financial experts serving on its Audit and Risk Committee (the “ARC”).  Mrs. Karen Maidment and Mr. William D. Anderson have been determined to be audit committee financial experts, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and are independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) listing standards applicable to the Registrant.  Under Securities and Exchange Commission rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Securities and Exchange Commission.  In addition, the Registrant has adopted a code of conduct applicable to all directors of the Company, a separate financial code of conduct which applies to all financial management employees and an Energy Trading code of conduct.  Our codes of conduct are available on our Internet website at www.transalta.com.  There has been no waiver of the codes granted during the 2013 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2013 and December 31, 2012, Ernst & Young LLP and its affiliates were paid $3,384,692 and $3,459,397 respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2013	2012

Audit Fees	$2,931,297	$2,998,892
Audit-related fees	409,950	388,595
Tax fees	43,445	72,450
All other fees	0	0

Total	$3,384,692	$3,459,937

All amounts are in Canadian dollars unless otherwise stated.

No other audit firms provided audit services in 2013 or 2012.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of our annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of our financial statements and other documents. Total audit fees for 2013 include payments related to 2012 in the amount of $1,732,667.  Total audit fees for 2012 include payments related to 2011 in the amount of $1,397,001.

Audit-Related Fees

The audit-related fees in 2013 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, common shares issuance, debt issuances and miscellaneous accounting advice provided to the Corporation.  The audit-related fees in 2012 were primarily in relation to public offerings, Canadian shelf work, the 2011 Sustainability Report review, and miscellaneous accounting advice provided to the Corporation.

Tax Fees

The tax fees for 2013 relate to various tax related matters in our domestic and foreign operations.

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

Percentage of Services Approved by the ARC

For the year ended December 31, 2013, none of the services described above were approved by the ARC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

See page 45 of Exhibit 13.2, incorporated by reference herein under the heading “Unconsolidated Structured Entities or Arrangements”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 44 of Exhibit 13.2, incorporated by reference herein, under the heading “Liquidity and Capital Resources” and page 99, under the heading “Leases”, page 115 under the heading “Risk Management Activities” and page 145 under the Heading “Commitments” of Exhibit 13.3, all incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing ARC.  The members of the ARC are:

Karen E. Maidment (Chair)

William D. Anderson

Alan J. Fohrer

Yakout Mansour

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 13.1, incorporated herein, under the heading “Business of TransAlta-Generation Business Segment-United States”.

FORWARD-LOOKING INFORMATION

This Form 40-F, the documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities, include forward-looking statements.  All forward-looking statements are based on TransAlta’s beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments and other factors deemed appropriate in the circumstances.  Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue” or other comparable terminology.  These statements are not guarantees of TransAlta’s future performance and are subject to risks, uncertainties and other important factors that could cause TransAlta’s actual performance to be materially different from that projected.

In particular, this Form 40-F and the documents incorporated herein by reference contain forward-looking statements pertaining to the following: our estimated spend on growth and sustaining capital and productivity projects; expectations in terms of the cost of operations, capital spend, and maintenance, and the variability of those costs; expectations relating to the timing of the completion and commissioning of projects under development, including uprates and major projects, and their attendant costs; the impact of certain hedges on future reported earnings and cash flows; expectations related to future earnings and cash flow from operating and contracting activities; estimates of fuel supply and demand conditions and the costs of procuring fuel; expectations for demand for electricity in both the short-term and long-term, and the resulting impact on electricity prices; expected impacts of load growth and natural gas costs on power prices; expectations in respect of generation availability, capacity and production; expected financing of our capital expenditures; expected governmental regulatory regimes and legislation and their expected impact on TransAlta, as well as the cost of complying with resulting regulations and laws; the expected settlement of regulatory investigations and disputes; TransAlta’s trading strategy and the risks involved in these strategies; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; accounting estimates; expectations for the outcome of existing or potential legal and contractual claims; expectations for the ability to access capital markets at reasonable terms; the estimated impact of changes in interest rates and the value of the Canadian dollar relative to the U.S. dollar; the monitoring of TransAlta’s exposure to liquidity risk; expectations in respect to the global economic environment; our credit practices; and the estimated contribution of energy trading activities to gross margin.

Factors that may adversely impact TransAlta’s forward-looking statements include risks relating to: fluctuations in market prices and availability of fuel supplies required to generate electricity; the ability to contract our generation for prices that will provide expected returns; the price of electricity; the regulatory and political environments in the jurisdictions in which TransAlta operates; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving TransAlta’s facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather; disruptions in the source of fuels, water or wind required to operate TransAlta’s facilities; natural and man-made disasters; the threat of domestic terrorism and cyber-attacks; equipment failure; energy trading risks; the outcome of investigations and disputes; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; the need for additional financing; structural subordination of securities; counterparty credit risk; insurance coverage; TransAlta’s provision for income taxes; legal and contractual proceedings involving TransAlta; reliance on key personnel, labour relations matters and development projects and acquisitions.   The foregoing risk factors, among others, are described in further detail in TransAlta’s 2013 Annual Information Form and in the Risk Management section of the Management’s Discussion and Analysis for the year ended December 31, 2013, each incorporated herein by reference.

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

DOCUMENTS FILED AS PART OF THIS REPORT AND EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 40-F:

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2013.

13.2	Management’s Discussion and Analysis for the year ended December 31, 2013.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2013.

13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page [72] of Exhibit 13.3 filed herewith).

13.5	Independent Auditor’s Report of Registered Public Accounting Firm, (included on page [73] of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst & Young LLP Chartered Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

TRANSALTA CORPORATION

/s/ Brett Gellner
Brett Gellner
Chief Investment Officer and Chief Financial Officer

Dated: February 20, 2014

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2013.

13.2	Management’s Discussion and Analysis for the year ended December 31, 2013.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2013.

13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page [72] of Exhibit 13.3 filed herewith).

13.5	Independent Auditor’s Report of Registered Public Accounting Firm, (included on page [73] of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst and Young LLP Chartered Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.