Form 40-F
period 2014-12-31
TRANSALTA CORP
filed 2015-02-19
CIK 1144800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014	Commission file number 001-15214

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

Debt Securities

For annual reports, indicate by check mark the information filed with this form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2014, 275,070,262 common shares were issued and outstanding.

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

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-200773

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

There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.  Management concluded that our internal control over financial reporting was effective as of December 31, 2014.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2014.  For Ernst & Young LLP’s report see page 86 of the Consolidated Audited Annual Financial Statements for the year ended December 31, 2014 filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm”.

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

TransAlta Corporation (“TransAlta”) proportionately consolidates the accounts of the Sheerness and Genesee 3 joint operations (the “Excluded Entities”), in accordance with International Financial Reporting Standards (“IFRS”).  Management does not have the contractual ability to assess the internal controls of these Excluded Entities.  Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these Excluded Entities.  Accordingly, management’s evaluation of the Company’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entities.

The 2014 consolidated financial statements of TransAlta, in accordance with EITF 00-1, included CDN$678 million and CDN$643 million of total and net assets, respectively, as of December 31, 2014, and CDN$215 million and CDN$73 million of revenues and net earnings, respectively, for the year then ended related to Excluded Entities.  Once the financial information is obtained from these Excluded Entities it falls within the scope of TransAlta’s internal control framework.

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

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Securities and Exchange Commission.  In addition, the Registrant has adopted a code of conduct applicable to all directors of the Company, a separate financial code of conduct which applies to all financial management employees and an Energy Trading code of conduct for our employees working within energy marketing.  Our codes of conduct are available on our Internet website at www.transalta.com.  There has been no waiver of the codes granted during the 2014 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2014 and December 31, 2013, Ernst & Young LLP and its affiliates were paid $3,587,987 and $3,384,692 respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2014	2013

Audit Fees	$2,973,020	$2,931,297
Audit-related fees	586,900	409,950
Tax fees	28,067	43,445
All other fees	0	0

Total	$3,587,987	$3,384,692

All amounts are in Canadian dollars unless otherwise stated.

No other audit firms provided audit services in 2014 or 2013.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of our annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of our financial statements and other documents.  Total audit fees for 2014 include payments related to 2013 in the amount of $1,369,460.

Audit-Related Fees

The audit-related fees in 2014 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, debt issuances and miscellaneous accounting advice provided to the Corporation. The audit-related fees in 2013 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, common share issuances, debt issuances and miscellaneous accounting advice provided to the Corporation.

Tax Fees

The tax fees for 2014 relate to various tax related matters in our domestic and foreign operations.

All Other Fees

Nil.

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the ARC adopted a policy (the “Policy”) that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under Sarbanes-Oxley.  The Policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.

Percentage of Services Approved by the ARC

For the year ended December 31, 2014, none of the services described above were approved by the ARC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

See page 54 of Exhibit 13.2, incorporated by reference herein under the heading “Unconsolidated Structured Entities or Arrangements”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 51 of Exhibit 13.2, incorporated by reference herein, under the heading “Liquidity and Capital Resources” and page 131 under the heading “Risk Management Activities” and page 152 under the Heading “Commitments” of Exhibit 13.3, all incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing ARC made up of independent directors.  The members of the ARC are:

Karen E. Maidment (Chair)

William D. Anderson

John P. Dielwart

Alan J. Fohrer

Yakout Mansour

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 13.1, incorporated herein, under the heading “Business of TransAlta-Generation Business Segment-United States”.

FORWARD-LOOKING INFORMATION

This Form 40-F, the documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities, include forward-looking statements.  All forward-looking statements are based on TransAlta’s beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected future developments as well as other factors deemed appropriate in the circumstances.  Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue” or other comparable terminology.  These statements are not guarantees of TransAlta’s future performance and are subject to risks, uncertainties and other important factors that could cause TransAlta’s actual performance to be materially different from that projected.

In particular, this Form 40-F and the documents incorporated herein by reference contain forward-looking statements pertaining to TransAlta’s business and anticipated future financial performance; our success in executing on our growth projects; the timing and the completion and commissioning of projects under development, including major projects such as the South Hedland Power Project, and their attendant costs; TransAlta’s estimated spend on growth and sustaining capital and productivity projects; expectations in terms of the cost of operations, capital spend, and maintenance, and the variability of those costs, including expectations about the cost savings anticipated from the major maintenance agreement entered into with Alstom Power Canada Inc.; the impact of certain hedges on future reporting earnings and cash flows; expectations related to future earnings and cash flow from operating and contracting activities, including estimates of 2015 comparable earnings before interest, taxes, depreciation, and amortization (“EBITDA”), comparable funds from operations (“FFO”) and comparable free cash flow; estimates of fuel supply and demand conditions and the costs of procuring fuel; expectations for demand for electricity in both the short-term and long-term, and the resulting impact on electricity prices; the impact of load growth, increased capacity, and natural gas costs on power prices; expectations in respect of generation availability, capacity and production; expectations regarding the role different energy sources will play in meeting future energy needs; expected financing of TransAlta’s capital expenditures; expected governmental regulatory regimes and legislation and their expected impact on TransAlta and the timing of the implementation of such regimes and regulations, as well as the cost of complying with resulting regulations and laws; the expected settlement of regulatory investigations and disputes; TransAlta’s trading strategy and the risks involved in these strategies; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; accounting estimates; anticipated growth rates in TransAlta’s markets; TransAlta’s expectations relating to the outcome of existing or potential legal and contractual claims, regulatory investigations, and disputes; expectations regarding the renewal of collective bargaining agreements; expectations for the ability to access capital markets at reasonable terms; the estimated impact of changes in interest rates and the value of the Canadian dollar relative to the U.S. and other currencies in locations where TransAlta does business; the monitoring of our exposure to liquidity risk; expectations in respect to the global economic environment and growing scrutiny by investors relating to sustainability performance; our credit practices; and the estimated contribution of Energy Marketing activities to gross margin.

Factors that may adversely impact TransAlta’s forward-looking statements include risks relating to: fluctuations in demand market prices and the availability of fuel supplies required to generate electricity; demand for electricity and TransAlta’s ability to contract its generation for prices that will provide expected returns; the regulatory and political environments in the jurisdictions in which TransAlta operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving TransAlta’s facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather; disruptions in the source of fuels, water or wind required to operate TransAlta’s facilities; natural and man-made disasters; the threat of domestic terrorism and cyberattacks; equipment failure and TransAlta’s ability to carry out or have completed the repairs in a cost-effective manner or timely manner; commodity risk management; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; the need for additional financing; structural subordination of securities; counterparty credit risk; insurance coverage; TransAlta’s provision for income taxes; legal, regulatory, and contractual proceedings involving the Corporation; outcomes of investigations and disputes; reliance on key personnel; labour relations matters; and development projects and acquisitions, including delays in the permitting and construction of the South Hedland Power Project and the construction of the Australia Natural Gas Pipeline.   The foregoing risk factors, among others, are described in further detail under the heading “Risk Factors” in TransAlta’s 2015 Annual Information Form and in the Risk Management section of TransAlta’s Management’s Discussion and Analysis for the year ended December 31, 2014, each incorporated herein by reference.

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

DOCUMENTS FILED AS PART OF THIS REPORT AND EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 40-F:

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2014.

13.2	Management’s Discussion and Analysis for the year ended December 31, 2014.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2014.

13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page 85 of Exhibit 13.3 filed herewith).

13.5	Independent Auditors’ Report of Registered Public Accounting Firm, (included on page 87 of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst & Young LLP Chartered Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

CONSENT TO SERVICES OF PROCESS

The registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.  Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSALTA CORPORATION

/s/ Donald Tremblay

Donald Tremblay
Chief Financial Officer

Dated: February 19, 2015

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2014.

13.2	Management’s Discussion and Analysis for the year ended December 31, 2014.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2014.

13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page 85 of Exhibit 13.3 filed herewith).

13.5	Independent Auditors’ Report of Registered Public Accounting Firm (included on page 87 of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst and Young LLP Chartered Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.