Form 40-F
period 2015-12-31
TRANSALTA CORP
filed 2016-02-18
CIK 1144800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission file number 001-15214

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

At December 31, 2015, 284,057,185 common shares were issued and outstanding.

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

There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.  Management concluded that our internal control over financial reporting was effective as of December 31, 2015.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2015.  For Ernst & Young LLP’s report see page F3 of the Consolidated Audited Annual Financial Statements for the year ended December 31, 2015 filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm”.

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

TransAlta Corporation (“TransAlta” or the “Company”) proportionately consolidates the accounts of the Sheerness and Genesee 3 joint operations (the “Excluded Entities”), in accordance with International Financial Reporting Standards (“IFRS”).  Management does not have the contractual ability to assess the internal controls of these Excluded Entities.  Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these Excluded Entities.  Accordingly, management’s evaluation of the Company’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entities.

The 2015 consolidated financial statements of TransAlta, in accordance with EITF 00-1, included CDN$637 million and CDN$612 million of total and net assets, respectively, as of December 31, 2015, and CDN$168 million and CDN$19 million of revenues and net earnings, respectively, for the year then ended related to Excluded Entities.  Once the financial information is obtained from these Excluded Entities it falls within the scope of TransAlta’s internal control framework.

AUDIT COMMITTEE FINANCIAL EXPERT

TransAlta’s board of directors has determined that it has one audit committee financial expert serving on its Audit and Risk Committee (the “ARC”).  Ms. Beverlee F. Park has been determined to be an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and is independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) listing standards applicable to the Registrant.  Under Securities and Exchange Commission rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Securities and Exchange Commission.  In addition, the Registrant has adopted a code of conduct applicable to all directors of the Company, a separate financial code of conduct which applies to all financial management employees and an Energy Trading code of conduct for our employees working within energy marketing.  Our codes of conduct are available on our Internet website at www.transalta.com.  There has been no waiver of the codes granted during the 2015 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2015 and December 31, 2014, Ernst & Young LLP and its affiliates were paid $3,989,814 and $3,587,987 respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2015	2014

Audit Fees	$3,549,473	$2,973,020
Audit-related fees	440,341	586,900
Tax fees	0	28,067
All other fees	0	0

Total	$3,989,814	$3,587,987

All amounts are in Canadian dollars unless otherwise stated.

No other audit firms provided audit services in 2015 or 2014.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of our annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of our financial statements and other documents.  Total audit fees for 2015 include payments related to 2014 in the amount of $1,607,423.  Total audit fees for 2014 include payments related to 2013 in the amount of $1,369,460.

Audit-Related Fees

The audit-related fees in 2015 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, debt issuances, the issuance of an economic interest in certain assets owned by the Company to TransAlta Renewables Inc. and miscellaneous accounting advice provided to the Company. The audit-related fees in 2014 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, common share issuances, debt issuances and miscellaneous accounting advice provided to the Company.

Tax Fees

The tax fees for 2015 and 2014 relate to various tax related matters in our domestic and foreign operations.

All Other Fees

Nil.

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the ARC adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act of 2002.  This policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.

Percentage of Services Approved by the ARC

For the year ended December 31, 2015, none of the services described above were approved by the ARC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

TransAlta currently has no off-balance sheet arrangements.  See page M51 of Exhibit 13.2, incorporated by reference herein under the heading “Unconsolidated Structured Entities or Arrangements”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page M20 of Exhibit 13.2, incorporated by reference herein, under the heading “Capital Structure” and page F51 under the heading “Commitments” of Exhibit 13.3, all incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing ARC made up of independent directors.  The members of the ARC are:

Alan J. Fohrer (Chair)

John P. Dielwart

Timothy W. Faithfull

Yakout Mansour

Beverlee F. Park

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 13.1, incorporated herein, under the heading “Business of TransAlta – U.S. Coal Business Segment”.

FORWARD-LOOKING INFORMATION

This Form 40-F, the documents incorporated herein by reference, and other reports and filings of the Company made with the securities regulatory authorities, include forward-looking statements.  All forward-looking statements are based on assumptions relating to information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances.  Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “could”, “would”, “shall”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast” “foresee”, “potential”, “enable”, “continue” or other comparable terminology.  These statements are not guarantees of TransAlta’s future performance and are subject to risks, uncertainties and other important factors that could cause its actual performance to be materially different from that projected.

In particular, this Form 40-F contains forward-looking statements pertaining to the Company’s business and anticipated future financial performance; TransAlta’s success in executing on our growth projects; the timing and the completion and commissioning of projects under development, including major projects such as the South Hedland Power Project, and their attendant costs; the Company’s estimated spend on growth and sustaining capital and productivity projects; expectations in terms of the cost of operations, capital spend, and maintenance, and the variability of those costs, including expectations about the cost savings anticipated from the major maintenance agreement entered into with Alstom; the construction of a gas plant at Centralia or the conversion of the coal-fired units to natural gas; the construction of Sundance 7 and the timing associated therewith; the impact of certain hedges on future earnings and cash flows; estimates of fuel supply and demand conditions and the costs of procuring fuel; expectations for demand for electricity in both the short-term and long-term, and the resulting impact on electricity prices; the impact of load growth, increased capacity, and natural gas costs on power prices; expectations in respect of generation availability, capacity, and production; expectations regarding the role different energy sources will play in meeting future energy needs; expected financing of TransAlta’s capital expenditures; expected governmental regulatory regimes and legislation, including the Alberta Climate Leadership Plan, and their expected impact on the Company and the timing of the implementation of such regimes and regulations, as well as the cost of complying with resulting regulations and laws; the expected settlement of regulatory investigations and disputes; TransAlta’s trading strategy and the risks involved in these strategies; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; accounting estimates; anticipated growth rates in the Company’s markets; TransAlta’s expectations relating to the outcome of existing or potential legal and contractual claims, regulatory investigations, and disputes; expectations regarding the renewal of collective bargaining agreements; expectations for the ability to access capital markets at reasonable terms; the estimated impact of changes in interest rates and the value of the Canadian dollar relative to the U.S. and other currencies in locations where the Company does business; the monitoring of the Company’s exposure to liquidity risk; expectations in respect to the global economic environment and growing scrutiny by investors relating to sustainability performance; TransAlta’s credit practices; and the estimated contribution of the Energy Marketing business segment to gross margin.

Factors that may adversely impact the Company’s forward-looking statements include risks relating to: fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; demand for electricity and TransAlta’s ability to contract its generation for prices that will provide expected returns; the regulatory and political environments in the jurisdictions in which the Company operates; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving TransAlta’s facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather; disruptions in the source of fuels, water or wind required to operate the Company’s facilities; natural and man-made disasters; the threat of domestic terrorism and cyberattacks; equipment failure and TransAlta’s ability to carry out or have completed the repairs in a cost-effective manner or timely manner; commodity risk management; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; the need for additional financing; structural subordination of securities; counterparty credit risk; insurance coverage; the Company’s provision for income taxes; legal, regulatory, and contractual proceedings involving the Company, including the outcome of the Keephills 1 force majeure arbitration; outcomes of investigations and disputes; reliance on key personnel; labour relations matters; and development projects and acquisitions.  The foregoing risk factors, among others, are described in further detail under the heading “Risk Factors” in the Annual Information Form and in the documents incorporated by reference in the Annual Information Form, including TransAlta’s Management’s Discussion and Analysis for the year ended December 31, 2015.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements.  The forward-looking statements included in this document are made only as of the date hereof and the Company does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws.  In light of these risks, uncertainties and assumptions, the forward-looking events might occur to a different extent or at a different time than TransAlta has described or might not occur.  TransAlta cannot assure that projected results or events will be achieved.

DOCUMENTS FILED AS PART OF THIS REPORT AND EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 40-F:

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2015.

13.2	Management’s Discussion and Analysis for the year ended December 31, 2015.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2015.

13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page F2 of Exhibit 13.3 filed herewith).

13.5	Independent Auditors’ Report of Registered Public Accounting Firm, (included on page F4 of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst & Young LLP Chartered Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

TRANSALTA CORPORATION

/s/ Donald Tremblay
Donald Tremblay
Chief Financial Officer

Dated: February 18, 2016

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2015.

13.2	Management’s Discussion and Analysis for the year ended December 31, 2015.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2015.

13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page F2 of Exhibit 13.3 filed herewith).

13.5	Independent Auditors’ Report of Registered Public Accounting Firm, (included on page F4 of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst & Young LLP Chartered Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.