Form 40-F
period 2017-12-31
TRANSALTA CORP
filed 2018-03-02
CIK 1144800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2017	Commission file number	001-15214

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

At December 31, 2017, 287,903,467 common shares were issued and outstanding.

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

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Yes ☐	No ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.  Management concluded that our internal control over financial reporting was effective as of December 31, 2017.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2017.  For Ernst & Young LLP’s report see page F3 of the Consolidated Audited Annual Financial Statements for the year ended December 31, 2017 filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm”.

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

The 2017 consolidated financial statements of TransAlta, in accordance with EITF 00-1, included CDN$624 million and CDN$550 million of total and net assets, respectively, as of December 31, 2017, and CDN$160 million and CDN$9 million of revenues and net loss, respectively, for the year then ended related to Excluded Entities.  Once the financial information is obtained from these Excluded Entities it falls within the scope of TransAlta’s internal control framework.

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

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Securities and Exchange Commission.  In addition, the Registrant has adopted a code of conduct applicable to all directors of the Company, a separate financial code of conduct which applies to all financial management employees and an Energy Trading code of conduct for our employees working within energy marketing.  Our codes of conduct are available on our Internet website at www.transalta.com.  There has been no waiver of the codes granted during the 2017 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2017 and December 31, 2016, Ernst & Young LLP and its affiliates were paid CDN$2,799,884 and CDN$3,083,145, respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2017		2016

Audit Fees	CDN$	2,708,884	CDN$	2,680,186
Audit-related fees	CDN$	91,000	CDN$	363,959
Tax fees	0		CDN$	39,000
All other fees	0		0

Total	CDN$	2,799,884	CDN$	3,083,145

All amounts are in Canadian dollars unless otherwise stated.

No other audit firms provided audit services in 2017 or 2016.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of our annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of our financial statements and other documents. Total audit fees for 2017 include payments of CDN$1,481,895 related to 2016 and total audit fees for 2016 include payments related to 2015 in the amount of CDN$1,384,384.

Audit-Related Fees

The audit-related fees in 2017 and 2016 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting and miscellaneous accounting advice provided to the Corporation.

Tax Fees

Nil.

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

Percentage of Services Approved by the ARC

For the year ended December 31, 2017, none of the services described above were approved by the ARC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

TransAlta currently has no off-balance sheet arrangements.  See page M35 of Exhibit 13.2, incorporated by reference herein under the heading “Unconsolidated Structured Entities or Arrangements”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page M33 of Exhibit 13.2, incorporated by reference herein and page F92 under the heading “Commitments and Contingencies” of Exhibit 13.3, all incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing ARC made up of independent directors.  The members of the ARC are:

Alan J. Fohrer (Chair)

Rona H. Ambrose

John P. Dielwart

Timothy W. Faithfull

Yakout Mansour

Beverlee F. Park

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 13.1, incorporated herein, under the heading “Business of TransAlta – U.S. Coal Business Segment”.

FORWARD-LOOKING INFORMATION

This Form 40-F, the documents incorporated herein by reference, and other reports and filings of the Company made with the securities regulatory authorities, include forward-looking statements.  All forward-looking statements are based on assumptions relating to information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances.  Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “could”, “would”, “shall”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast” “foresee”, “potential”, “enable”, “continue” or other comparable terminology.  These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance to be materially different from that projected.

In particular, this Form 40-F contains forward-looking statements pertaining to: our business and anticipated future financial performance; our success in executing on our growth projects; the timing and the completion of growth projects, including major projects such as the Brazeau Pumped Storage Project, and their attendant costs; our estimated spend on growth and sustaining capital and productivity projects; expectations in terms of the cost of operations, capital spend, and maintenance, and the variability of those costs; the conversion of our coal fired units to natural gas, and the timing thereof; the form of any definitive agreement with TransAlta regarding the construction of a pipeline; the terms of the proposed Normal Course Issuer Bid, including timing, number of shares to be repurchased pursuant to the Normal Course Issuer Bid, and the acceptance thereof by the Toronto Stock Exchange; the mothballing of certain units; the impact of certain hedges on future earnings and cash flows; estimates of fuel supply and demand conditions and the costs of procuring fuel; expectations for demand for electricity in both the short-term and long-term, and the resulting impact on electricity prices; the impact of load growth, increased capacity, and natural gas costs on power prices; expectations in respect of generation availability, capacity, and production; expectations regarding the role different energy sources will play in meeting future energy needs; expected financing of our capital expenditures; expected governmental regulatory regimes and legislation, including the change to a capacity market in Alberta and the expected impact on us and the timing of the implementation of such regimes and regulations, as well as the cost of complying with resulting regulations and laws; our trading strategy and the risks involved in these strategies; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; accounting estimates; anticipated growth rates in our markets; our expectations relating to the outcome of existing or potential legal and contractual claims, regulatory investigations, and disputes; expectations regarding the renewal of collective bargaining agreements; expectations for the ability to access capital markets at reasonable terms; the estimated impact of changes in interest rates and the value of the Canadian dollar relative to the U.S. and other currencies in locations where we do business; the monitoring of our exposure to liquidity risk; expectations in respect to the global economic environment and growing scrutiny by investors relating to sustainability performance; and our credit practices.

Factors that may adversely impact our forward-looking statements include risks relating to: fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; demand for electricity and our ability to contract our generation for prices that will provide expected returns; the regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; natural and man-made disasters; the threat of domestic terrorism and cyberattacks; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner or timely manner; commodity risk management; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; the need for additional financing; structural subordination of securities; counterparty credit risk; insurance coverage; our provision for income taxes; legal, regulatory, and contractual disputes and proceedings involving the Corporation, including as it pertains to establishing commercial operations at the South Hedland Power Station; outcomes of investigations and disputes; reliance on key personnel; labour relations matters; and development projects and acquisitions, including delays in the development of the Brazeau Pumped Storage Project.  The foregoing risk factors, among others, are described in further detail under the heading “Risk Factors” in this Form 40-F and in the documents incorporated by reference in this Form 40-F, including our Management’s Discussion and Analysis for the year ended December 31, 2017.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements.  The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws.  In light of these risks, uncertainties and assumptions, the forward-looking events might occur to a different extent or at a different time than we have described or might not occur.  We cannot assure that projected results or events will be achieved.

DOCUMENTS FILED AS PART OF THIS REPORT AND EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 40-F:

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2017.

13.2	Management’s Discussion and Analysis for the year ended December 31, 2017.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2017.

13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page F2 of Exhibit 13.3 filed herewith).

13.5	Independent Auditors’ Report of Registered Public Accounting Firm, (included on page F4 of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst & Young LLP Chartered Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

TRANSALTA CORPORATION

/s/ Donald Tremblay
Donald Tremblay
Chief Financial Officer

Dated: March 1, 2018

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2017.

13.2	Management’s Discussion and Analysis for the year ended December 31, 2017.

13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2017.

13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page F2 of Exhibit 13.3 filed herewith).

13.5	Independent Auditors’ Report of Registered Public Accounting Firm, (included on page F4 of Exhibit 13.3 filed herewith).

23.1	Consent of Ernst & Young LLP Chartered Accountants.

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.