Form 40-F
period 2018-12-31
TRANSALTA CORP
filed 2019-02-27
CIK 1144800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Dec 31, 2018	Commission file number	001-15214

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

TransAlta Centralia Generation LLC
913 Big Hanaford Road, Centralia, Washington 98531, (360) 736-9901
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

At December 31, 2018, 284,842,967 common shares were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.  Management concluded that our internal control over financial reporting was effective as of December 31, 2018.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2018.  For Ernst & Young LLP’s report see page F3 of the Consolidated Audited Annual Financial Statements for the year ended December 31, 2018 filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm”.

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

The 2018 consolidated financial statements of TransAlta, in accordance with EITF 00-1, included CDN$588 million and CDN$521 million of total and net assets, respectively, as of December 31, 2018, and CDN$244 million and CDN$27 million of revenues and net loss, respectively, for the year then ended related to Excluded Entities.  Once the financial information is obtained from these Excluded Entities it falls within the scope of TransAlta’s internal control framework.

AUDIT COMMITTEE FINANCIAL EXPERT

TransAlta’s board of directors has determined that it has two audit committee financial experts serving on its Audit and Risk Committee (the “ARC”). Ms. Beverlee F. Park and Mr. Bryan D. Pinney have each been determined to be an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and are independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) listing standards applicable to the Registrant. Under Securities and Exchange Commission rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Securities and Exchange Commission. In addition, the Registrant has adopted a code of conduct applicable to all directors of the Company, a separate financial code of conduct which applies to all financial management employees and an Energy Trading code of conduct for our employees working within energy marketing. Our codes of conduct are available on our Internet website at www.transalta.com. There has been no waiver of the codes granted during the 2018 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2018 and December 31, 2017, Ernst & Young LLP and its affiliates were paid $3,303,359 and $2,799,884, respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2018	2017
Audit Fees	$3,022,276	$2,708,884
Audit-related fees	166,328	91,000
Tax fees	104,255	0
All other fees	10,500	0
Total	$3,303,359	$2,799,884

All amounts are in Canadian dollars unless otherwise stated.

No other audit firms provided audit services in 2018 or 2017.

The nature of each category of fees is described below:

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.

Audit-Related Fees

Assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not included under "Audit Fees".

Tax Fees

Tax fees are tax-related services for review of tax returns, assistance with questions on tax audits, and tax planning.

All Other Fees

Products and services provided by the 'Corporation's auditor other than those services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees". This includes fees related to training services provided by the auditor.

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

Percentage of Services Approved by the ARC

For the year ended December 31, 2018, none of the services described above were approved by the ARC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

TransAlta currently has no off-balance sheet arrangements.  See page M33 of Exhibit 13.2, incorporated by reference herein under the heading “Unconsolidated Structured Entities or Arrangements”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page M33 of Exhibit 13.2, incorporated by reference herein, under the heading “Capital Structure” and page F90 under the heading “Commitments and Contingencies” of Exhibit 13.3, all incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing ARC established in accordance with Section 3(a)58(A) of the Exchange Act, and made up of independent directors.  The members of the ARC are:

Beverlee F. Park (Chair)
John P. Dielwart
Timothy W. Faithfull
Alan J. Fohrer
Bryan D. Pinney

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 13.1, incorporated herein, under the heading “Business of TransAlta – U.S. Coal Business Segment”.

FORWARD-LOOKING INFORMATION

This Form 40-F, the documents incorporated herein by reference, and other reports and filings of the Company made with the securities regulatory authorities, include forward-looking statements. All forward-looking statements are based on assumptions relating to information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "could", "would", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast" "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance to be materially different from that projected.
In particular, this Form 40-F (or a document incorporated herein by reference) contains forward-looking statements including, but not limited to statements pertaining to: our transformation, growth, capital allocation and debt reduction strategies; growth opportunities from 2018 to beyond 2031; potential for growth in renewables, and greenfield development acquisitions; the amount of capital allocated to new growth; our business and anticipated future financial performance; our success in executing on our growth projects; the timing and the completion of growth projects, including major projects such as the Brazeau Pumped Storage Project and their attendant costs; our estimated spend on growth and sustaining capital and productivity projects; expectations in terms of the cost of operations, capital spend, and maintenance, and the variability of those costs; the conversion of our coal fired units to natural gas, and the timing thereof; the form of any definitive agreement with Tidewater regarding the construction of a pipeline; the terms of the current or any further proposed Normal Course Issuer Bid, including timing, and number of shares to be repurchased pursuant to such Normal Course Issuer Bid; the mothballing of certain units; the impact of certain hedges on future earnings and cash flows; estimates of fuel supply and demand conditions and the costs of procuring fuel; expectations for demand for electricity, including for clean energy, in both the short-term and long-term, and the resulting impact on electricity prices; the impact of load growth, increased capacity, and natural gas and other fuel costs on power prices; expectations in respect of generation availability, capacity, and production; expectations regarding the role different energy sources will play in meeting future energy needs; expected financing of our capital expenditures; expected governmental regulatory regimes and legislation, including the change to a capacity market in Alberta and the expected impact on us and the timing of the implementation of such regimes and regulations, as well as the cost of complying with resulting regulations and laws; our trading strategy and the risks involved in these strategies; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; accounting estimates; anticipated growth rates in our markets; our expectations relating to the outcome of existing or potential legal and contractual claims, regulatory investigations, and disputes; expectations regarding the renewal of collective bargaining agreements; expectations for the ability to access capital markets at reasonable terms; the estimated impact of changes in interest rates and the value of the Canadian dollar relative to the U.S. dollar and other currencies in locations where we do business; the monitoring of our exposure to liquidity risk; expectations in respect to the global economic environment and growing scrutiny by investors relating to sustainability performance; and our credit practices.
The forward-looking statements contained in this Form 40-F (or a document incorporated herein by reference) are based on many assumptions including, but not limited to, the following material assumptions: no significant changes to applicable laws, including any tax and regulatory changes in the markets in which we operate; no material adverse impacts to the investment and credit markets; assumptions related to 2019 guidance include: Alberta spot power price equal CDN$50 to CDN$60 per MWh; Alberta contracted power price equal to CDN$50 to CDN$55 per MWh; Mid-C spot power prices equal to US$20 to US$25 per MWh; Mid-C contracted power price of US$47 to US$53 per MWh; sustaining capital between CDN$160 million and CDN$190 million; productivity capital of CDN$10 to CDN$15 million; Sundance coal capacity factor of 30%; hydro and wind resource being approximately in-line with long-term average; our proportionate ownership of TransAlta Renewables not changing materially; no material decline in the dividends expected to be received from TransAlta Renewables; the expected life extension of the coal fleet and anticipated financial results generated on conversion; assumptions regarding the ability of the converted units to successfully compete in the Alberta capacity market; and assumptions regarding the our current strategy and priorities, including as it pertains to our current priorities relating to the coal-to-gas conversions, growing TransAlta Renewables, and being able to realize the full economic benefit from the capacity, energy and ancillary services from our Alberta hydro assets once the applicable power purchase arrangement has expired.
Forward-looking statements are subject to a number of significant risks, uncertainties and assumptions that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Form 40-F (or a document incorporated herein by reference) include, but are not limited to, risks relating to: fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic or market conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-change related risks; unexpected increases in cost structure and disruptions in the source of fuels, water or wind required to operate our facilities; failure to meet financial expectations; natural and man-made disasters resulting in dam failures; the threat of domestic terrorism and cyberattacks; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner or timely manner; commodity risk management; industry risk and competition; the need to engage or rely on certain stakeholder groups and third parties; fluctuations in the value of foreign currencies and foreign political risks; the need for and availability of additional financing; structural subordination of securities; counterparty credit risk; changes in credit and market conditions; changes to our relationship with, or ownership of, TransAlta Renewables Inc.; risks associated with development projects and acquisitions, including capital costs, permitting, labour and engineering risks; increased costs or delays in the construction or commissioning of pipelines to converted units; changes in expectations in the payment of future dividends, including from TransAlta Renewables Inc.; insurance coverage; credit ratings; our provision for income taxes; legal, regulatory, and contractual disputes and proceedings involving the Corporation, including as it pertains to establishing commercial operations at the South Hedland Power Station; outcomes of investigations and disputes; reliance on key personnel; labour relations matters; and development projects and acquisitions, including delays in the development of the Brazeau Pumped Storage Project. The foregoing risk factors, among others, are described in further detail under the heading "Risk Factors" in the documents incorporated by reference in this Form 40-F, including our

Management's Discussion and Analysis for the year ended December 31, 2018 and the Annual Information Form for the year ended December 31, 2018.

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

DOCUMENTS FILED AS PART OF THIS REPORT AND EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 40-F:

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2018
13.2	Management’s Discussion and Analysis for the year ended December 31, 2018
13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2018
13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page F2 of Exhibit 13.3 filed herewith).
13.5	Independent Auditors’ Report of Registered Public Accounting Firm, (included on page F4 of Exhibit 13.3 filed herewith).
23.1	Consent of Ernst & Young LLP Chartered Accountants.
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File

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

CONSENT TO SERVICES OF PROCESS

The registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises and is filing contemporaneously herewith an amendment to the Form F-X to report a change in the agent for service of process.  Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the registrant.

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2018
13.2	Management’s Discussion and Analysis for the year ended December 31, 2018
13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2018
13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page F2 of Exhibit 13.3 filed herewith).
13.5	Independent Auditors’ Report of Registered Public Accounting Firm, (included on page F4 of Exhibit 13.3 filed herewith).
23.1	Consent of Ernst & Young LLP Chartered Accountants.
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSALTA CORPORATION

/s/ Christophe Dehout
Christophe Dehout
Chief Financial Officer

Dated: February 26, 2019