Form 40-F
period 2019-12-31
TRANSALTA CORP
filed 2020-03-04
CIK 1144800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Dec 31, 2019	Commission file number	001-15214

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

At December 31, 2019, 277,265,641 common shares were issued and outstanding.

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

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-229991

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION & ANALYSIS

A.                                             Consolidated Audited Annual Financial Statements

For consolidated audited annual financial statements, including the report of independent chartered professional accountants with respect thereto, see Exhibit 13.3 incorporated by reference herein.

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

There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.  Management concluded that our internal control over financial reporting was effective as of December 31, 2019.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our Chartered Professional Accountants, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2019.  For the Report of Independent Registered Public Accounting Firm see page F3 of the Consolidated Audited Annual Financial Statements for the year ended December 31, 2019 filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm”.

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

TransAlta Corporation (“TransAlta” or the “Company”) proportionately consolidates the accounts of the Sheerness, Pioneer Pipeline and Genesee 3 joint operations (the “Excluded Entities”), in accordance with International Financial Reporting Standards (“IFRS”). Management does not have the contractual ability to assess the internal controls of these Excluded Entities. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these Excluded Entities. Accordingly, management’s evaluation of the Company’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entities.

The 2019 consolidated financial statements of TransAlta, in accordance with EITF 00-1, included CDN$359 million and CDN$326 million of total and net assets, respectively, as of December 31, 2019, and CDN$238 million and CDN$133 million of revenues and net earnings, respectively, for the year then ended related to Excluded Entities.  Once the financial information is obtained from these Excluded Entities it falls within the scope of TransAlta’s internal control framework.

AUDIT COMMITTEE FINANCIAL EXPERT

TransAlta’s board of directors has determined that it has two audit committee financial experts serving on its Audit, Finance and Risk Committee (the “AFRC”). Ms. Beverlee F. Park, Mr. Robert C. Flexon and Mr. Bryan D. Pinney have each been determined to be an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and are independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) listing standards applicable to the Registrant. Under Securities and Exchange Commission rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Securities and Exchange Commission. In addition, the Registrant has adopted a code of conduct applicable to all directors of the Company, a separate financial code of conduct which applies to all financial management employees and an Energy Trading code of conduct for our employees working within energy marketing. Our codes of conduct are available on our Internet website at www.transalta.com. There has been no waiver of the codes granted during the 2019 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2019 and December 31, 2018, Ernst & Young LLP and its affiliates billed or expect to bill , including out-of-pocket costs, $4,306,184 and $4,540,012, respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2019	2018
Audit Fees(1)	$2,492,025	$2,810,805
Audit-related fees(1)(2)	1,375,038	1,614,452
Tax fees	439,121	104,255
All other fees	0	10,500
Total	$4,306,184	$4,540,012
 (1) Comparative figures have been reclassified to confirm to the current periods classification of fees.
(2) Included in the audit-related fees are $887,257(2018 - $1,035,548) of fees billed to TransAlta Renewables.

All amounts are in Canadian dollars unless otherwise stated.

No other audit firms provided audit services in 2019 or 2018.

The nature of each category of fees is described below:

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.

Audit-Related Fees

Assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not included under "Audit Fees". Audit-Related fees include statutory audits, pension audits and other compliance audits. In 2019, we have included the fees billed to TransAlta Renewables, a controlled and consolidated subsidiary of TransAlta.

Tax Fees

Tax fees are tax-related services for review of tax returns, assistance with questions on tax audits, and tax planning.

All Other Fees

Products and services provided by the 'Corporation's auditor other than those services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees". This includes fees related to training services provided by the auditor.

Pre-Approval Policies and Procedures

The AFRC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the AFRC adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AFRC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act of 2002. This policy also provides that the Chair of the AFRC may approve permissible non-audit services during the quarter and report such approval to the AFRC at its next regularly scheduled meeting.

Percentage of Services Approved by the AFRC

For the year ended December 31, 2019, none of the services described above were approved by the AFRC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

TransAlta currently has no off-balance sheet arrangements.  See page M53 of Exhibit 13.2, incorporated by reference herein under the heading “Unconsolidated Structured Entities or Arrangements”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page M54 of Exhibit 13.2, incorporated by reference herein, under the heading “Other Consolidated Analysis” and page F94 under the heading “Commitments and Contingencies” of Exhibit 13.3, all incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing AFRC established in accordance with Section 3(a)58(A) of the Exchange Act, and made up of independent directors.  The members of the AFRC are:

Beverlee F. Park (Chair)
Robert C. Flexon
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
Forward-looking statements are subject to a number of significant risks, uncertainties and assumptions that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Form 40-F (or a document incorporated herein by reference) include, but are not limited to, risks relating to: fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic or market conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-change related risks; unexpected increases in cost structure and disruptions in the source of fuels, water or wind required to operate our facilities; failure to meet financial expectations; natural and man-made disasters resulting in dam failures; the threat of domestic terrorism and cyberattacks; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner or timely manner; commodity risk management; industry risk and competition; the need to engage or rely on certain stakeholder groups and third parties; fluctuations in the value of foreign currencies and foreign political risks; the need for and availability of additional financing; structural subordination of securities; counterparty credit risk; changes in credit and market conditions; changes to our relationship with, or ownership of, TransAlta Renewables Inc.; risks associated with development projects and acquisitions, including capital costs, permitting, labour and engineering risks; increased costs or delays in the construction or commissioning of pipelines to converted units; changes in expectations in the payment of future dividends, including from TransAlta Renewables Inc.; insurance coverage; credit ratings; our provision for income taxes; legal, regulatory, and contractual disputes and proceedings involving the Corporation, including as it pertains to establishing commercial operations at the South Hedland Power Station; outcomes of investigations and disputes; reliance on key personnel; labour relations matters; and development projects and acquisitions, including delays in the development of the Brazeau Pumped Storage Project. The foregoing risk factors, among others, are described in further detail under the heading "Risk

Factors" in the documents incorporated by reference in this Form 40-F, including our Management's Discussion and Analysis for the year ended December 31, 2019 and the Annual Information Form for the year ended December 31, 2019.

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

DOCUMENTS FILED AS PART OF THIS REPORT AND EXHIBITS

The following items are specifically incorporated by reference in, and form an integral part of, this filing on Form 40-F:

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2019
13.2	Management’s Discussion and Analysis for the year ended December 31, 2019
13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2019
13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page F2 of Exhibit 13.3 filed herewith).
13.5	Independent Auditors’ Report of Registered Public Accounting Firm, (included on page F4 of Exhibit 13.3 filed herewith).
23.1	Report of Independent Registered Public Accounting Firm.
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File

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

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended December 31, 2019
13.2	Management’s Discussion and Analysis for the year ended December 31, 2019
13.3	Consolidated Audited Annual Financial Statements for the year ended December 31, 2019
13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page F2 of Exhibit 13.3 filed herewith).
13.5	Independent Auditors’ Report of Registered Public Accounting Firm, (included on page F4 of Exhibit 13.3 filed herewith).
23.1	Report of Independent Registered Public Accounting Firm.
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSALTA CORPORATION

/s/ Todd Stack
Todd Stack
Chief Financial Officer

Dated: March 3, 2020