Form 40-F
period 2020-12-31
TRANSALTA CORP
filed 2021-03-03
CIK 1144800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2020	Commission file number	001-15214

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

At December 31, 2020, 270,244,741 common shares were issued and outstanding.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

INCORPORATION BY REFERENCE

The documents, forming part of this Form 40-F, are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	333-72454
S-8	333-101470
S-8	333-236894
F-10	333-229991

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION & ANALYSIS

A.                                             Consolidated Audited Annual Financial Statements

For consolidated audited annual financial statements for the year ended December 31, 2020, including the report of independent chartered professional accountants with respect thereto, see Exhibit 13.3 incorporated by reference herein.

B.                                              Management’s Discussion and Analysis

For management’s discussion and analysis, see Exhibit 13.2 incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "Commission"). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act are accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.  Management concluded that our internal control over financial reporting was effective as of December 31, 2020.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our Chartered Professional Accountants, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2020.  For the Report of Independent Registered Public Accounting Firm see page F3 of the Consolidated Audited Annual Financial Statements for the year ended December 31, 2020, filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm”.

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

TransAlta Corporation (“TransAlta” or the “Company”) proportionately consolidates the accounts of the Sheerness and Pioneer Pipeline joint operations, and equity accounts for investments in SP Skookumchuck Investment, LLC and EMG International, (the “Excluded Entities”), in accordance with International Financial Reporting Standards (“IFRS”). Management does not have the contractual ability to assess the internal controls of these Excluded Entities. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these Excluded Entities. Accordingly, management’s evaluation of the Company’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entities.

The 2020 consolidated financial statements of TransAlta, in accordance with EITF 00-1, included for joint operations are CDN$381 million and CDN$294 million of total and net assets, respectively, as of December 31, 2020, and CDN$112 million and CDN$5 million of revenues and net earnings, respectively, for the year then ended related to Excluded Entities.  In addition, as of December 31, 2020, we also included CDN$100 million of equity investments and CDN$1 million of equity income for the year then ended related to Excluded Entities.Once the financial information is obtained from these Excluded Entities it falls within the scope of TransAlta’s internal control framework.

AUDIT COMMITTEE FINANCIAL EXPERT

TransAlta’s board of directors has determined that it has two audit committee financial experts serving on its Audit, Finance and Risk Committee (the “AFRC”). Ms. Beverlee F. Park, and Mr. Bryan D. Pinney have each been determined to be an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and are independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) listing standards applicable to TransAlta. For further information regarding the experience and qualification of Ms. Park and Mr. Pinney, see the section titled “Audit, Finance and Risk Committee” in our Annual Information Form for the year ended December 31, 2020 filed as Exhibit 13.1 and incorporated by reference herein. Under the Commission rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Commission. In addition, TransAlta has adopted a code of conduct applicable to all directors of the Company, a separate financial code of conduct which applies to all financial management employees and an Energy Trading code of conduct for our employees working within energy marketing. Our codes of conduct are available on our Internet website at www.transalta.com. There has been no waiver of the codes granted during the 2020 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2020 and December 31, 2019, Ernst & Young LLP and its affiliates billed or expect to bill , including out-of-pocket costs, $4,703,316 and $4,306,184, respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2020	2019
Audit Fees(1)	$2,574,625	$2,492,025
Audit-related fees(1)(2)	1,294,822	1,375,038
Tax fees	833,869	439,121
All other fees	—	—
Total	$4,703,316	$4,306,184
 (1) Comparative figures have been reclassified to confirm to the current periods classification of fees.
(2) Included in the audit-related fees are $861,338 (2019 - $887,257) of fees billed to TransAlta Renewables.

All amounts are in Canadian dollars unless otherwise stated.

No other audit firms provided audit services in 2020 or 2019.

The nature of each category of fees is described below:

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.

Audit-Related Fees

Assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not included under "Audit Fees". Audit-Related fees include statutory audits, pension audits and other compliance audits. In 2020 and 2019, we have included the fees billed to TransAlta Renewables, a controlled and consolidated subsidiary of TransAlta.

Tax Fees

Tax fees are tax-related services for review of tax returns, assistance with questions on tax audits, and tax planning.

All Other Fees

Products and services provided by the Corporation's auditor other than those services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees". This includes fees related to training services provided by the auditor.

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

Percentage of Services Approved by the AFRC

For the year ended December 31, 2020, none of the services described above were approved by the AFRC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing AFRC established in accordance with Section 3(a)58(A) of the Exchange Act, and made up of independent directors.  The members of the AFRC are:

Beverlee F. Park (Chair)
Georgia R. Nelson
Alan J. Fohrer
Bryan D. Pinney

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 13.1, incorporated herein, under the heading “Business of TransAlta – Centralia Business Segment”.

FORWARD-LOOKING INFORMATION

This Form 40-F, the documents incorporated herein by reference, and other reports and filings of the Company made with the securities regulatory authorities, include "forward-looking statements" within the meaning of applicable US securities laws, including the US Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made, and on management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may," "will," "can," "could," "would," "shall," "believe," "expect," "estimate," "anticipate," "intend," "plan," "forecast," "foresee," "potential," "enable," "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from that set out in or implied by the forward-looking statements.
In particular, this Form 40-F contains forward-looking statements including, but not limited to: operating performance and transition to clean power generation, including our goal to eliminate coal as a fuel source in the Alberta thermal fleet by 2021; our Clean Energy Investment Plan and the benefits thereof; transitioning to 100 per cent clean electricity by 2025; the source of funding for the Clean Energy Investment Plan; our transformation, growth, capital allocation and debt reduction strategies; growth opportunities from 2021 and beyond, including potential for growth in renewables and on-site and cogeneration assets, including the demand therefor and greenfield development acquisitions; the amount of capital allocated to new growth or development projects and the funding thereof; our business, anticipated future financial performance and anticipated results, including our outlook and performance targets; our expectation that the sale of TransAlta's interest in the Pioneer Pipeline will close in 2021; receiving funding under the Canada Emergency Wage Subsidy program; the ability to reach a commercial solution with Energy Transfer Canada regarding the construction and operation of the Kaybob 3 cogeneration facility; the timing and the completion of growth and development projects, and their attendant costs; our estimated spend on growth and sustaining capital and productivity projects; expectations in terms of the cost of operations and maintenance, and the variability of those costs; the conversion or repowering of our coal-fired units to natural gas, and the timing and costs thereof; expectations relating to the benefits of the conversions and repowering; the terms of the current or any further proposed share buyback programs, including timing and number of shares to be repurchased pursuant to any normal course issuer bid and the acceptance thereof by the Toronto Stock Exchange ("TSX"); the mothballing of certain units; the impact of certain hedges on future earnings, results and cash flows; estimates of fuel supply and demand conditions and the costs of procuring fuel; expectations for demand for electricity, including for clean energy, in both the short term and long term, and the resulting impact on electricity prices; the impact of load growth, increased capacity and natural gas and other fuel costs on power prices; expectations in respect of generation availability, capacity and production; expectations regarding the role that different energy sources will play in meeting future energy needs; expected financing of our capital expenditures; expected governmental regulatory regimes and legislation, as well as the cost of complying with resulting regulations and laws; our marketing and trading strategy and the risks involved in these strategies; estimates of future tax rates, future tax expense and the adequacy of tax provisions; changes in accounting estimates and accounting policies; the mitigation of risks and effectiveness thereof, including as it pertains to climate change risk, environmental management, cybersecurity, commodity prices and fuel supply; anticipated growth rates and competition in our markets; our expectations and obligations and anticipated liabilities relating to the outcome of existing or potential legal and contractual claims, regulatory investigations and disputes, including the litigation with Fortescue Metals Group Ltd. relating to the South Hedland facility and the Mangrove (as defined below) proceedings relating to the Brookfield Investment, each discussed further below; our ability to achieve our E2SG targets; expectations regarding the renewal of collective bargaining agreements; expectations for the ability to access capital markets at reasonable terms; the estimated impact of changes in interest rates and the value of the Canadian dollar relative to the US dollar, the Australian dollar and other currencies in locations where we do business; the monitoring of our exposure to liquidity risk; expectations in respect to the global economic environment and growing scrutiny by investors relating to sustainability performance; and our credit practices.
The forward-looking statements contained in this Form 40-F are based on many assumptions including, but not limited to, the following: the impacts arising from COVID-19 not becoming significantly more onerous on the Corporation, which includes the Corporation being permitted to continue to operate as an essential service; no significant changes to applicable laws and regulations, including any tax and regulatory changes in the markets in which we operate; no material adverse impacts to investment and credit markets; Alberta spot power prices being in the range of $58 to $68 per megawatt hour ("MWh") in 2021; Mid-C spot power prices being in the range of US$25 to US$35 per MWh in 2021; sustaining capital in 2021 being between $175 million and $210 million; productivity capital of $3 million to $7 million; applicable discount rates; our proportionate ownership of TransAlta Renewables Inc. ("TransAlta Renewables") not changing materially; no decline in the dividends to be received from TransAlta Renewables; the expected life extension of the Alberta thermal fleet and anticipated financial results generated on conversion or repowering; assumptions regarding the ability of the converted units to successfully compete in the Alberta energy market; and assumptions regarding our current strategy and priorities, including as it pertains to our current priorities relating to the conversion to gas, growing TransAlta Renewables and realizing the full economic benefit from our capacity, energy and ancillary services.
Forward-looking statements are subject to a number of significant risks, uncertainties and assumptions that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Form 40-F include, but are not limited to, risks relating to the impact of COVID-19, which cannot currently be predicted, and which present risks including, but not limited to: more restrictive directives of government and public health authorities; reduced labour availability and ability to continue to staff our operations and facilities; disruptions to our supply chains, including our ability to secure necessary equipment or to obtain regulatory approvals on the expected timelines or at all; COVID-19-related force majeure claims; restricted access to capital and increased borrowing costs; a further decrease in short-term and/or long-term electricity demand and lower merchant pricing in Alberta and Mid-C; reductions in production; increased costs resulting from our efforts to mitigate the impact of COVID-19; deterioration of worldwide credit and financial markets; a higher rate of losses on our accounts receivable due to credit defaults; impairments and/or writedowns of assets; and adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats. The forward-looking statements are also subject to other risk factors that include, but are not limited to: fluctuations in market prices; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic or market conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-change related risks; unexpected increases in cost structure; disruptions in the source of fuels, including natural gas required for the conversions and repowering, as well as the extent of water, solar or wind resources required to operate our facilities; failure to meet financial expectations; natural and man-made disasters, including those resulting in dam or dyke failures; the threat of domestic terrorism and cyberattacks; pandemics or epidemics and any associated impact on supply chain; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner, timely manner or at all; commodity risk management and energy trading risks; industry risk and competition; the need to engage or rely on certain stakeholder groups and third parties; fluctuations in the value of foreign currencies and foreign political risks; the need for and availability of additional financing; structural subordination of securities; counterparty credit risk; changes to our relationship with, or ownership of, TransAlta Renewables; risks associated with development projects and acquisitions, including capital costs, permitting, labour and engineering risks, and delays in the construction or commissioning of projects or delays in the closing of acquisitions; changes in expectations in the payment of future dividends, including from TransAlta Renewables; inadequacy or unavailability of insurance coverage; downgrades in credit ratings; our provision for income taxes; legal, regulatory and contractual disputes and proceedings involving the Corporation, including as it pertains to establishing commercial operations at the South Hedland facility and in relation to the Brookfield Investment; reliance on key personnel; and labour relations matters. The foregoing risk factors, among others, are described in further detail in the Governance and Risk Management section of our Management Discussion & Analysis and in the Risk Factors section in our Annual Information Form for the year ended Dec. 31, 2020, which form part of this Form 40-F.
Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on them, which reflect the Corporation's expectations only as of the date hereof. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. The purpose of the financial outlooks contained herein is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. We cannot assure that projected results or events will be achieved.

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

CONSENT TO SERVICES OF PROCESS

TransAlta has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises and is filing contemporaneously herewith an amendment to the Form F-X to report a change in the agent for service of process.  Any change to the name or address of the agent for service of process of TransAlta shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of TransAlta.

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended Dec. 31, 2020
13.2	Management’s Discussion and Analysis for the year ended Dec. 31, 2020
13.3	Consolidated Audited Annual Financial Statements for the year ended Dec. 31, 2020
13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page F2 of Exhibit 13.3 filed herewith).
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSALTA CORPORATION

/s/ Todd Stack
Todd Stack
Executive Vice-President, Finance and Chief Financial Officer

Dated: March 2, 2021