Form 40-F
period 2021-12-31
TRANSALTA CORP
filed 2022-02-24
CIK 1144800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2021	Commission file number	001-15214

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange
on which registered

Common Shares, no par value	TAC	New York Stock Exchange

Common Share Purchase Rights	TAC	New York Stock Exchange

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

At December 31, 2021, 271,034,933 common shares were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

INCORPORATION BY REFERENCE

The documents, forming part of this Form 40-F, are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	333-72454
S-8	333-101470
S-8	333-236894
S-8	333-260935
F-10	333-257098

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION & ANALYSIS

A.                                             Consolidated Audited Annual Financial Statements

For consolidated audited annual financial statements for the year ended December 31, 2021, including the report of independent chartered professional accountants with respect thereto, see Exhibit 13.3 incorporated by reference herein.

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

Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.  Management concluded that our internal control over financial reporting was effective as of December 31, 2021.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our Chartered Professional Accountants, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2021.  For the Report of Independent Registered Public Accounting Firm see page F3 of the Consolidated Audited Annual Financial Statements for the year ended December 31, 2021, filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm - Public Company Accounting Oversight Board (United States) (“PCAOB”) (PCAOB 1263)".

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

In accordance with the provisions of NI 52-109 and consistent with U.S. Securities and Exchange Commission (the "SEC") guidance, the scope of the evaluation did not include internal controls over financial reporting of the acquisition of a 122 MW portfolio of operating solar sites located in North Carolina, which TransAlta Corporation (“TransAlta” or the “Company”) acquired on Nov. 5, 2021. North Carolina Solar was excluded from management's evaluation of the effectiveness of the Company's internal control over financial reporting as at Dec. 31, 2021 due to the proximity of the acquisition to year-end. Further details related to the acquisition are disclosed in Note 4 to the Company's Consolidated Financial Statements for the year ended Dec. 31, 2021. Included in the 2021 consolidated financial statements of TransAlta for North Carolina Solar is 2 per cent and 5 per cent of the Company`s total and net assets, respectively, as at Dec. 31, 2021.

TransAlta proportionately consolidates the accounts of the Sheerness Generating Station joint operations and equity accounts for investment in SP Skookumchuck Investment, LLC, (the “Excluded Entities”), in accordance with International Financial Reporting Standards (“IFRS”). Management does not have the contractual ability to assess the internal controls of these Excluded Entities. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these Excluded Entities. Accordingly, management’s evaluation of the Company’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting does not extend to the internal controls at the transactional level of any of the Excluded Entities.

The 2021 consolidated financial statements of TransAlta, in accordance with EITF 00-1, included for joint operations and equity accounted investments are 4 per cent and 10 per cent of the Company's total and net assets, respectively, as of Dec. 31, 2021, and 8 percent of the Company's revenues for the year then ended. Once the financial information is obtained from these Excluded Entities it falls within the scope of TransAlta’s internal control framework.

AUDIT COMMITTEE FINANCIAL EXPERT

TransAlta’s board of directors has determined that each member of the Audit, Finance and Risk Committee (the “AFRC”) is an audit committee financial expert. Ms. Beverlee F. Park, Mr. Alan Fohrer, Mr. Thomas O'Flynn and Mr. Bryan D. Pinney have each been determined to be an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and are independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) listing standards applicable to TransAlta. For further information regarding the experience and qualification of Ms. Park, Mr. O'Flynn, Mr. Fohrer and Mr. Pinney, see the section titled “Audit, Finance and Risk Committee” in our Annual Information Form for the year ended December 31, 2021 filed as Exhibit 13.1 and incorporated by reference herein. Under the Commission rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Commission. In addition, TransAlta has adopted a code of conduct applicable to all directors of the Company, a separate financial code of conduct which applies to all financial management employees and an Energy Trading code of conduct for our employees working within energy marketing. Our codes of conduct are available on our Internet website at www.transalta.com. There has been no waiver of the codes granted during the 2021 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2021 and December 31, 2020, Ernst & Young LLP and its affiliates billed or expect to bill , including out-of-pocket costs, $4,432,833 and $4,703,316, respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2021	2020
Audit Fees(1)	$2,936,910	$2,574,625
Audit-related fees(1)(2)	1,429,365	1,294,822
Tax fees	66,558	833,869
All other fees	—	—
Total	$4,432,833	$4,703,316
 (1) Comparative figures have been reclassified to confirm to the current periods classification of fees.
(2) Included in the audit-related fees are $968,935 (2020 - $861,338) of fees billed to TransAlta Renewables.

All amounts are in Canadian dollars unless otherwise stated.

No other audit firms provided audit services in 2021 or 2020.

The nature of each category of fees is described below:

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.
Audit-Related Fees

Assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not included under "Audit Fees". Audit-Related fees include statutory audits, pension audits and other compliance audits. In 2021 and 2020, we have included the fees billed to TransAlta Renewables, a controlled and consolidated subsidiary of TransAlta.

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

Percentage of Services Approved by the AFRC

For the year ended December 31, 2021, none of the services described above were approved by the AFRC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing AFRC established in accordance with Section 3(a)58(A) of the Exchange Act, and made up of independent directors.  The members of the AFRC are:

Beverlee F. Park (Chair)
Alan J. Fohrer
Bryan D. Pinney
Thomas O'Flynn

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 13.1, incorporated herein, under the heading “Business of TransAlta – Energy Transition Business Segment”.

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
In particular, this Form 40-F contains forward-looking statements including, but not limited to: our Clean Electricity Growth Plan and ability to achieve the target of 2 gigawatts ("GW") of incremental renewables capacity with an investment of $3 billion by 2025; the Company's future growth pipeline, including the timing of commercial operations and the costs of the advanced and early-stage projects; expansion of the Company's development pipeline to 5 GW; the White Rock East and White Rock West Wind Power Projects, including the total construction costs, ability to secure tax equity financing, the timing of commercial operation and expected average earnings before interest, taxes, depreciation and amortization ("EBITDA"); the proportion of EBITDA to be generated from renewable sources by the end of 2025; the suspension of the Sundance 5 repowering project; expected average annual EBITDA of the North Carolina Solar (as defined above) portfolio; the incident at the Kent Hills 1 and 2 wind facilities and the extent of any remediation, the timing and cost of such remediation, the ability to secure waivers in respect of the Kent Hills bonds for any potential event of default, and the impact such incident could have on the Company's revenues and contracts; the Northern Goldfields Solar Project, including the total construction capital and expected average annual EBITDA; the Garden Plain wind project, including construction capital and expected average annual EBITDA; expected increases to our cost per tonne of coal at Centralia; the expected impact and quantum of carbon compliance costs; the ability to realize future growth opportunities with BHP (as defined in the Management Discussion & Analysis); regulatory developments and their expected impact on the Company, including the Canadian federal climate plan and the implementation of the major aspects thereof (including increased carbon pricing and increased funding for clean technology); the ability of the Company to realize benefits from Canadian, US and Australian regulatory developments, including receiving funding for clean electricity projects; the potential increase in value of emission reduction credits; the 2022 financial outlook, including adjusted EBITDA, free cash flow ("FCF") and annualized dividend in 2022; increased gross margin contribution from Energy Marketing; hedged production and price for the full year 2022; hedged gas volume and gas price for 2022; sustaining and productivity capital in 2022, including routine capital, planned major maintenance and mine capital; significant planned major outages for 2022 and lost production due to planned major maintenance for 2022; expected power prices in Alberta, Ontario and the Pacific Northwest; the cyclicality of the business, including as it relates to maintenance costs, production and loads; expectations regarding refinancing the debt maturing in 2022; the liquidated damages potentially payable in respect of the Sarnia outages in the second quarter of 2021; and the Company continuing to maintain a strong financial position and significant liquidity.
The forward-looking statements contained in this Form 40-F are based on many assumptions including, but not limited to, the following: the impacts arising from COVID-19 not becoming significantly more onerous on the Company; no significant changes to applicable laws and regulations beyond those that have already been announced; no significant changes to the fuel and purchased power costs; no material adverse impacts to the long-term investment and credit markets; Alberta spot prices of $80 /MWh to $90/MWh in 2022; Mid-Columbia spot prices of US$45/MWh to US$55/MWh in 2022; sustaining capital of $150 million to $170 million; the Company's proportionate ownership of TransAlta Renewables Inc. ("TransAlta Renewables") not changing materially; no decline in the dividends to be received from TransAlta Renewables; and the growth of TransAlta Renewables.
Forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Form 40-F include risks relating to: the impact of COVID-19, including more restrictive directives of government and public health authorities; increased force majeure claims; reduced labour availability and ability to continue to staff our operations and facilities; disruptions to our supply chains, including our ability to secure necessary equipment; our ability to obtain regulatory approvals on the expected timelines or at all in respect of our growth projects; restricted access to capital and increased borrowing costs; changes in short-term and/or long-term electricity supply and demand; fluctuations in market prices, including lower merchant pricing in Alberta, Ontario and Mid-Columbia; reductions in production; increased costs; a higher rate of losses on our accounts receivables due to credit defaults; impairments and/or write-downs of assets; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company’s risk management tools associated with hedging and trading procedures to protect against significant losses; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; operational risks involving our facilities, including unplanned outages; disruptions in the transmission and distribution of electricity; the effects of weather, including man made or natural disasters and other climate-change related risks; unexpected increases in cost structure; reductions to our generating units’ relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas and coal, as well as the extent of water, solar or wind resources required to operate our facilities; general economic risks, including deterioration of equity markets, increasing interest rates or rising inflation; failure to meet financial expectations; general domestic and international economic and political developments, including armed hostilities, the threat of terrorism, including cyberattacks, diplomatic developments or other similar events that could adversely affect our business; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner or timely manner or at all, including if the remediation at the Kent Hills 1 and 2 wind facilities is more costly or takes longer than expected; industry risk and competition; fluctuations in the value of foreign currencies; structural subordination of securities; counterparty credit risk; changes to our relationship with, or ownership of, TransAlta Renewables; changes in the payment or receipt of future dividends, including from TransAlta Renewables; risks associated with development projects and acquisitions, including capital costs, permitting, labour and engineering risks, and delays in the construction or commissioning of projects; inadequacy or unavailability of insurance coverage; our provision for income taxes; legal, regulatory and contractual disputes and proceedings involving the Company; reliance on key personnel; and labour relations matters.  The foregoing risk factors, among others, are described in further detail in the Governance and Risk Management section of our Management Discussion & Analysis and in the Risk Factors section in our Annual Information Form for the year ended Dec. 31, 2021 which form part of this Form 40-F.
Readers are urged to consider these factors carefully in evaluating the forward-looking statements, which reflect the Company's expectations only as of the date hereof, and are cautioned not to place undue reliance on them. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. The purpose of the financial outlooks contained herein is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. We cannot assure that projected results or events will be achieved.

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

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended Dec. 31, 2021
13.2	Management’s Discussion and Analysis for the year ended Dec. 31, 2021
13.3	Consolidated Audited Annual Financial Statements for the year ended Dec. 31, 2021
13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page F2 of Exhibit 13.3 filed herewith).
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Dated: February 23, 2022