Form 40-F
period 2022-12-31
TRANSALTA CORP
filed 2023-02-23
CIK 1144800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2022	Commission file number	001-15214

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

At December 31, 2022, 268,290,896 common shares were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements  of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that require a recovery analysis of incentive-based compensation received by an of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

INCORPORATION BY REFERENCE

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

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION & ANALYSIS

A.                                             Consolidated Audited Annual Financial Statements

For consolidated audited annual financial statements for the year ended December 31, 2022, including the report of independent chartered professional accountants with respect thereto, see Exhibit 13.3 incorporated by reference herein.

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

Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.  Management concluded that our internal control over financial reporting was effective as of December 31, 2022.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our Chartered Professional Accountants, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022 (PCAOB 1263). For the Report of Independent Registered Public Accounting Firm see page F3 of the Consolidated Audited Annual Financial Statements for the year ended December 31, 2022, filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm - Public Company Accounting Oversight Board (United States) (“PCAOB”)".

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

The 2022 consolidated financial statements of TransAlta, in accordance with EITF 00-1, included for joint operations and equity accounted investments are 4 per cent and 17 per cent of the Company's total and net assets, respectively, as of Dec. 31, 2022, and 9 per cent of the Company's revenues for the year then ended. Once the financial information is obtained from these Excluded Entities it falls within the scope of TransAlta’s internal control framework.

AUDIT COMMITTEE FINANCIAL EXPERT

TransAlta’s board of directors has determined that each member of the Audit, Finance and Risk Committee (the “AFRC”) is an audit committee financial expert. Mr. Alan J. Fohrer, Mr. Thomas M. O'Flynn, Mr. Bryan D. Pinney and Ms. Manjit K. Sharma have each been determined to be an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and are independent, as that term is defined by the New

York Stock Exchange’s (“NYSE”) listing standards applicable to TransAlta. For further information regarding the experience and qualification of Mr. Fohrer, Mr. O'Flynn, Mr. Pinney and Ms. Sharma, see the section titled “Audit, Finance and Risk Committee” in our Annual Information Form for the year ended Dec. 31, 2022 filed as Exhibit 13.1 and incorporated by reference herein. Under the Commission rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Commission. In addition, TransAlta has adopted a code of conduct applicable to all directors of the Company, a separate financial code of conduct which applies to all financial management employees and an Energy Trading code of conduct for our employees working within energy marketing. Our codes of conduct are available on our Internet website at www.transalta.com. There has been no waiver of the codes granted during the 2022 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2022 and December 31, 2021, Ernst & Young LLP and its affiliates billed or expect to bill , including out-of-pocket costs, $4,996,925 and $4,432,833, respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2022	2021
Audit Fees	$3,175,932	$2,936,910
Audit-related fees(1)	1,754,943	1,429,365
Tax fees	66,050	66,558
All other fees	—	—
Total	$4,996,925	$4,432,833
(1) Included in the audit-related fees are $1,040,296 (2021 - $968,935) of fees billed to TransAlta Renewables.

All amounts are in Canadian dollars unless otherwise stated.

No other audit firms provided audit services in 2022 or 2021.

The nature of each category of fees is described below:

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.

Audit-Related Fees

Assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not included under "Audit Fees". Audit-Related fees include statutory audits, pension audits and other compliance audits. In 2022 and 2021, we have included the fees billed to TransAlta Renewables, a controlled and consolidated subsidiary of TransAlta.

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

Percentage of Services Approved by the AFRC

For the year ended December 31, 2022, none of the services described above were approved by the AFRC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

TransAlta currently has no off-balance sheet arrangements.  See page M36 of Exhibit 13.2, incorporated by reference herein under the heading “Unconsolidated Structured Entities or Arrangements”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page M36 of Exhibit 13.2, incorporated by reference herein, under the heading “Other Consolidated Analysis” and page F92 under the heading “Commitments and Contingencies” of Exhibit 13.3, all incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing AFRC established in accordance with Section 3(a)58(A) of the Exchange Act, and made up of independent directors.  The members of the AFRC are:

Bryan D. Pinney (Chair)
Alan J. Fohrer
Thomas M. O'Flynn
Manjit K. Sharma

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 13.1, incorporated herein, under the heading “Business of TransAlta – Energy Transition Business Segment”.

FORWARD-LOOKING INFORMATION

This Form 40-F (the "Form 40-F"), including the documents incorporated herein by reference, includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will" "can" "could" "would" "shall" "believe" "expect" "estimate" "anticipate" "intend" "plan" "forecast" "foresee" "potential" "enable" "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in the forward-looking statements.
In particular, this Form 40-F (or a document incorporated herein by reference) contains forward-looking statements including, but not limited to: our operating performance and transition to clean electricity generation, including our goal to have no generation from coal by the end of 2025; our Clean Electricity Growth Plan and our ability to achieve the target of 2 GW of incremental renewables capacity with an investment of $3.6 billion by 2025, and an incremental annual EBITDA of $315 million; the Company's future growth pipeline, including the timing of commercial operations and the costs of the advanced and early-stage projects; the source of funding for the Clean Electricity Growth Plan; our transformation, growth, capital allocation and debt reduction strategies; growth opportunities from 2022 to 2030 and beyond; potential for growth in renewables and on-site and cogeneration assets, including the timing of commercial operation and cost for projects currently under development and construction; the White Rock wind projects, including the total construction costs, ability to secure tax equity financing, and the timing of commercial operation; the Garden Plain wind project, including construction capital; the Northern Goldfields solar project, including the total construction capital; the proportion of EBITDA to be generated from renewable sources by the end of 2025; the remediation at Kent Hills 1 and 2 wind facilities and the timing and cost of such remediation, and the impact such incident could have on the Company's revenues and contracts and the ability of the Company to recover any costs from third parties; expected increases to our cost per tonne of coal at Centralia; the expected impact and quantum of carbon compliance costs; the ability to realize future growth opportunities with BHP (as defined below); regulatory developments and their expected impact on the Company, including the Canadian federal climate plan and the implementation of the major aspects thereof (including increased carbon pricing and increased funding for clean technology); the ability of the Company to realize benefits from Canadian, United States and Australian regulatory developments, including receiving funding for clean electricity projects; the potential increase in value of emissions reduction credits; the cyclicality of the business, including as it relates to maintenance costs, production and loads; expectations regarding refinancing of debt as it matures; and the Company continuing to maintain a strong financial position and significant liquidity.

Forward-looking statements are subject to a number of significant risks, uncertainties and assumptions that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Form 40-F (or a document incorporated herein by reference) include, but are not limited to: fluctuations in market prices, including lower merchant pricing in Alberta, Ontario and Mid-Columbia; changes in demand for electricity and capacity; our ability to contract our electricity generation for prices that will provide expected returns; our ability to replace contracts as they expire; risks associated with development projects and acquisitions, including capital costs, permitting, land rights, engineering risks, and delays in the construction or commissioning of projects; any difficulty raising needed capital in the future, including debt, equity and tax equity, as applicable, on reasonable terms or at all; inability to achieve our targets relating to the environmental, social or governance matters; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; operational risks involving our facilities, including unplanned outages; disruptions in the transmission and distribution of electricity; restricted access to capital and increased borrowing costs; changes in short-term and/or long-term electricity supply and demand; reductions in production; increased costs; a higher rate of losses on our accounts receivables due to credit defaults; impairments and/or write-downs of assets; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company’s risk management tools associated with hedging and trading procedures to protect against significant losses; reduced labour availability and ability to continue to staff our operations and facilities; disruptions to our supply chains, including our ability to secure necessary equipment and to obtain regulatory approvals on the expected timelines or at all in respect of our growth projects; the effects of weather, including man made or natural disasters and other climate-change related risks; unexpected increases in cost structure; inability to satisfy the conditions to closing the acquisition of the Tent Mountain pumped hydro storage project; reductions to our generating units’ relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas and coal, as well as the extent of water, solar or wind resources required to operate our facilities; general economic risks, including deterioration of equity markets, increasing interest rates or rising inflation; failure to meet financial expectations; general domestic and international economic and political developments, including armed hostilities, the threat of terrorism, diplomatic developments or other similar events; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner or timely manner or at all, including if the rehabilitation at the Kent Hills wind facilities is more costly than expected; industry risk and competition; public health crises and the impacts of any restrictive directives of government and public health authorities; fluctuations in the value of foreign currencies; structural subordination of securities; counterparty credit risk; changes to our relationship with, or ownership of, TransAlta Renewables; changes in the payment or receipt of future dividends, including from TransAlta Renewables; inadequacy or unavailability of insurance coverage; our provision for income taxes; legal, regulatory and contractual disputes and proceedings involving the Company; reliance on key personnel; and labour relations matters.

The foregoing risk factors, among others, are described in further detail under the heading "Risk Factors" in this Form 40-F or in a document incorporated herein by reference, including our Management's Discussion and Analysis for the year ended Dec. 31, 2022.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on them, which reflect the Company's expectations only as of the date hereof. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described or might not occur at all. We cannot assure that projected results or events will be achieved.

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

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended Dec. 31, 2022
13.2	Management’s Discussion and Analysis for the year ended Dec. 31, 2022
13.3	Consolidated Audited Annual Financial Statements for the year ended Dec. 31, 2022
13.4	Management’s Annual Report on Internal Control over Financial Reporting, (included on page F2 of Exhibit 13.3 filed herewith).
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Dated: February 22, 2023