Form 40-F
period 2023-12-31
TRANSALTA CORP
filed 2024-02-23
CIK 1144800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Dec. 31, 2023	Commission file number	001-15214

TRANSALTA CORPORATION
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English (if applicable))

Canada
(Province or other jurisdiction of incorporation or organization)

4911
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S Employer Identification Number (if applicable))

1400, 1100 - 1st Street S.E.,
Calgary, Alberta, Canada, T2G 1B1,
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

At Dec. 31, 2023, 306,933,951 common shares were issued and outstanding.

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

Form	Registration No.
S-8	333-72454
S-8	333-101470
S-8	333-236894
S-8	333-260935
F-10	333-271953

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION & ANALYSIS

A.                                             Consolidated Audited Annual Financial Statements

For consolidated audited annual financial statements for the year ended Dec. 31, 2023, including the report of independent chartered professional accountants with respect thereto, see Exhibit 13.3 incorporated by reference herein.

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

Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of Dec. 31, 2023, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of Dec. 31, 2023 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.  Management concluded that our internal control over financial reporting was effective as of Dec. 31, 2023.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our Chartered Professional Accountants, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of Dec. 31, 2023 (PCAOB 1263). For the Report of Independent Registered Public Accounting Firm see page F3 of the Consolidated Audited Annual Financial Statements for the year ended Dec. 31, 2023, filed as Exhibit 13.3 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm - Public Company Accounting Oversight Board (United States) (“PCAOB”)".

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

The 2023 consolidated financial statements of TransAlta, in accordance with EITF 00-1, included for joint operations and equity accounted investments are three per cent and 12 per cent of the Company's total and net assets, respectively, as of Dec. 31, 2023, and seven per cent and 16 per cent of the Company's revenues and net earnings, respectively, for the year then ended. Once the financial information is obtained from these Excluded Entities it falls within the scope of TransAlta’s internal control framework.

AUDIT COMMITTEE FINANCIAL EXPERT

TransAlta’s board of directors has determined that each member of the Audit, Finance and Risk Committee (the “AFRC”) is an audit committee financial expert. Mr. Alan J. Fohrer, Ms. Candace J. MacGibbon, Mr. Thomas M. O'Flynn, Mr. Bryan D. Pinney and Ms. Manjit K. Sharma have each been determined to be an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and are independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) listing standards applicable to TransAlta. For further information regarding the experience and qualification of Mr. Fohrer, Ms. MacGibbon, Mr. O'Flynn, Mr. Pinney and Ms. Sharma, see the section titled “Audit, Finance and Risk Committee” in our Annual Information Form for the year ended Dec. 31, 2023, filed as Exhibit 13.1 and incorporated by reference herein. Under the Commission rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Commission. In addition, TransAlta has adopted a code of conduct applicable to all directors of the Company, a separate financial code of conduct which applies to all financial management employees and an Energy Trading code of conduct for our employees working within energy marketing. Our codes of conduct are available on our Internet website at www.transalta.com. There has been no waiver of the codes granted during the 2023 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended Dec. 31, 2023 and Dec. 31, 2022, Ernst & Young LLP and its affiliates billed or expect to bill, including out-of-pocket costs, $4,476,201 and $4,996,925, respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2023	2022
Audit Fees	$3,206,475	$3,175,932
Audit-related fees(1)	1,224,851	1,754,943
Tax fees	5,850	66,050
All other fees	39,025	—
Total	$4,476,201	$4,996,925
(1) Included in the audit-related fees are $354,570 (2022 - $$1,040,296 ) of fees billed to TransAlta Renewables.

All amounts are in Canadian dollars unless otherwise stated.

No other audit firms provided audit services in 2023 or 2022.

The nature of each category of fees is described below:

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.

Audit-Related Fees

Assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not included under "Audit Fees". Audit-Related fees include statutory audits, pension audits and other compliance audits. In 2023 and 2022, we have included the fees billed to TransAlta Renewables, a controlled and consolidated subsidiary of TransAlta.

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

Percentage of Services Approved by the AFRC

For the year ended Dec. 31, 2023, none of the services described above were approved by the AFRC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

TransAlta currently has no off-balance sheet arrangements.  See page M44 of Exhibit 13.2, incorporated by reference herein under the heading “Unconsolidated Structured Entities or Arrangements”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page M44 of Exhibit 13.2, incorporated by reference herein, under the heading “Other Consolidated Analysis” and page F94 under the heading “Commitments and Contingencies” of Exhibit 13.3, all incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing AFRC established in accordance with Section 3(a)58(A) of the Exchange Act, and made up of independent directors.  The members of the AFRC are:

Bryan D. Pinney (Chair)
Alan J. Fohrer
Candace J. MacGibbon
Thomas M. O'Flynn
Manjit K. Sharma

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 13.1, incorporated herein, under the heading “Business of TransAlta – Energy Transition Segment – Reclamation Activities”.

FORWARD-LOOKING INFORMATION

This Form 40-F (the "Form 40-F"), including the documents incorporated herein by reference, includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will" "can" "could" "would" "shall" "believe" "expect" "estimate" "anticipate" "intend" "plan" "forecast" "foresee" "potential" "enable" "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in or implied by the forward-looking statements.
In particular, this Form 40-F (or a document incorporated herein by reference) contains forward-looking statements including, but not limited to, statements relating to: the acquisition of Heartland (as defined below) and its entire business operations in Alberta and British Columbia, including closing conditions and regulatory approvals pursuant to the Heartland acquisition and the anticipated timing and completion of the acquisition; the annual average earnings before interest, taxes, depreciation and amortization ("EBITDA") to be generated from the Heartland acquisition and other benefits expected to arise from such transaction; the Company’s 2024 Outlook, including adjusted EBITDA, free cash flow, annualized dividend per share, sustaining capital and energy marketing gross margin; the Company’s expanded growth targets to deliver 1.75 GW with a target investment of $3.5 billion by 2028 which is anticipated to deliver annual EBITDA of $350 million; the expansion of the Company's development pipeline to 10 GW by 2028; the Company’s investment strategy to deliver long-term value to shareholders; the common share dividend level through 2024; the Company's projects under construction, including capital costs, the timing of commercial operations and expected annual EBITDA; the impact of new asset additions in 2024 of Garden Plain, Northern Goldfields solar, Kent Hills, Mount Keith transmission, White Rock and Horizon Hill; the development of the early-stage and advanced-stage projects; achieving the anticipated benefits of the transfer of Production Tax Credits generated from the White Rock and Horizon Hill wind projects; executing growth with Hancock under the Joint

Development Agreement; the proportion of EBITDA to be generated from renewable sources to increase to 70 per cent by the end of 2028; the Company’s ability to achieve its long-term decarbonization goal to be net zero by 2045; the reduction of carbon emissions by 75 per cent from 2015 emissions levels by 2026; the expected impact and quantum of carbon compliance costs; regulatory developments and their expected impact on the Company; expectations regarding refinancing debt; and the Company continuing to maintain adequate liquidity.

The forward-looking statements contained in this Form 40-F (or a document incorporated herein by reference) are based on many assumptions including, but not limited to, the following: no significant changes to applicable laws and regulations beyond those that have already been announced; no significant changes to fuel and purchased power costs; no material adverse impacts to long-term investment and credit markets; no significant changes to power price and hedging assumptions, including hedged volumes and prices; no significant changes to gas commodity prices and transport costs; no significant changes to decommissioning and restoration costs; no significant changes to interest rates; no significant changes to the demand and growth of renewables generation; no significant changes to the integrity and reliability of our assets; and no significant changes to the Company's debt and credit ratings.

Forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Form 40-F (or a document incorporated herein by reference) include risks relating to: fluctuations in power prices, including merchant pricing in Alberta, Ontario and Mid-Columbia; failure or delay in closing the Heartland acquisition; failure to realize the benefits of the Heartland acquisition, including the inability to advance the Battle River Carbon Hub Project to final investment decision or commercial operation, and any loss of value in the Heartland portfolio during the interim period prior to closing; reductions in production; restricted access to capital and increased borrowing costs, including any difficulty raising debt, equity or tax equity, as applicable, on reasonable terms or at all; labour relations matters, reduced labour availability and the ability to continue to staff our operations and facilities; reliance on key personnel; disruptions to our supply chains, including our ability to secure necessary equipment; force majeure claims; our ability to obtain regulatory and any other third-party approvals on the expected timelines or at all in respect of our growth projects; long-term commitments on gas transportation capacity that may not be fully utilized over time; adverse financial impacts arising from the Company's hedged position; risks associated with development and construction projects, including as it pertains to increased capital costs, permitting, labour and engineering risks, disputes with contractors and potential delays in the construction or commissioning of such projects; significant fluctuations in the Canadian dollar against the US dollar and Australian dollar; changes in short-term and long-term electricity supply and demand; counterparty credit risk and any higher rate of losses on our accounts receivables; inability to achieve our environmental, social and governance ("ESG") targets; the impact of the energy transition on our business; impairments and/or writedowns of assets; adverse impacts on our information technology systems and our internal control systems, including cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company’s risk management tools associated with hedging and trading procedures to protect against significant losses; our ability to contract our generation for prices that will provide expected returns and to replace contracts as they expire; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; disruptions in the transmission and distribution of electricity; the effects of weather, including man-made or natural disasters and climate-change related risks; increases in costs; reductions to our generating units’ relative efficiency or capacity factors; disruptions in the source of fuels, including natural, coal, water, solar or wind resources required to operate our facilities; operational risks, unplanned outages and equipment failure and our ability to carry out or have completed any repairs in a cost-effective or timely manner or at all; failure to meet financial expectations; general domestic and international economic and political developments, including armed hostilities, the threat of terrorism, adverse diplomatic developments or other similar events; industry risk and competition in the business in which we operate; structural subordination of securities; public health crisis risks; inadequacy or unavailability of insurance coverage; our provision for income taxes and any risk of reassessment; and legal, regulatory and contractual disputes and proceedings involving the Company.

The foregoing risk factors, among others, are described in further detail in the "Governance and Risk Management" section of our Management Discussion and Analysis for the year ended Dec. 31, 2023, filed as Exhibit 13.2.

Readers are urged to consider these factors carefully when evaluating the forward-looking statements, which reflect the Company's expectations only as of the date hereof and are cautioned not to place undue reliance on them. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. The purpose of the financial outlooks contained herein is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. We cannot assure that projected results or events will be achieved.

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

EXHIBIT INDEX

13.1	TransAlta Corporation Annual Information Form for the year ended Dec. 31, 2023
13.2	Management’s Discussion and Analysis for the year ended Dec. 31, 2023
13.3	Consolidated Audited Annual Financial Statements for the year ended Dec. 31, 2023
13.4	Management’s Annual Report on Internal Control over Financial Reporting (included on page F2 of Exhibit 13.3 filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Executive Compensation Clawback Policy
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSALTA CORPORATION

/s/ Todd J. Stack
Todd J. Stack
Executive Vice-President, Finance and Chief Financial Officer

Dated: February 22, 2024