Form 40-F
period 2024-12-31
TRANSALTA CORP
filed 2025-02-20
CIK 1144800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Dec. 31, 2024	Commission file number	001-15214

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

At Dec. 31, 2024, 297,483,681 common shares were issued and outstanding.

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

This annual report on Form 40-F, including the exhibits hereto, are incorporated by reference into the following registration statements of TransAlta Corporation ("TransAlta" or the "Company") under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	333-72454
S-8	333-101470
S-8	333-236894
S-8	333-260935
F-10	333-271953

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION & ANALYSIS

A.                                             Consolidated Audited Annual Financial Statements

For consolidated audited annual financial statements for the year ended Dec. 31, 2024, including the report of independent chartered professional accountants with respect thereto, see Exhibit 99.3 incorporated by reference herein.

B.                                              Management’s Discussion and Analysis

For management’s discussion and analysis, see Exhibit 99.2 incorporated by reference herein.

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

Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of Dec. 31, 2024, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of Dec. 31, 2024 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.  Management concluded that our internal control over financial reporting was effective as of Dec. 31, 2024.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our Chartered Professional Accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of Dec. 31, 2024 (PCAOB 1263). For the Report of Independent Registered Public Accounting Firm see page F3 of the Consolidated Audited Annual Financial Statements for the year ended Dec. 31, 2024, filed as Exhibit 99.3 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm - Public Company Accounting Oversight Board (United States) (“PCAOB”)".

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Company has limited the scope of its evaluation of internal controls over financial reporting and disclosure controls and procedures to exclude controls, policies and procedures of the business acquired pursuant to the Company's acquisition of Heartland Generation Ltd. and Alberta Power (2000) Ltd. (collectively, "Heartland"), as allowed by the Commission and Canadian securities administrators. See page M155 of the Company's management discussion and analysis for the year ended Dec. 31, 2024, which is attached hereto as Exhibit 99.2, for a summary of the excluded controls related to Heartland.

LIMITATIONS AND SCOPE OF MANAGEMENT’S
REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting are processes that involve human diligence and compliance that are subject to lapses in judgment and breakdowns resulting from human failures.

Internal control over financial reporting can also be circumvented by collusion or improper overrides. As a result of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis. These inherent limitations are known features of the financial reporting process and it is possible to design safeguards into the process to reduce, though not eliminate, this risk.

In accordance with the provisions of NI 52-109 and consistent with U.S. Securities and Exchange Commission guidance, the scope of the evaluation did not include internal control over financial reporting of Heartland Generation Ltd. and Alberta Power (2000) Ltd. (collectively Heartland), which the Company acquired on Dec. 4, 2024. Heartland was excluded from management's evaluation of the effectiveness of the Company's internal control over financial reporting as at Dec. 31, 2024, due to the proximity of the acquisition to year-end. Further details related to the acquisition are disclosed in Note 4 to the Company's Consolidated Financial Statements for the year ended Dec. 31, 2024. Included in the 2024 Consolidated Financial Statements of TransAlta for Heartland is eight per cent and 20 per cent of the Company's total and net assets, respectively, as at Dec. 31, 2024 and one per cent and (5) per cent of the Company's revenues and net earnings, respectively, for the year ended Dec. 31, 2024.

Included in the 2024 Consolidated Financial Statements of TransAlta for equity accounted investments are one and six per cent of the Company's total and net assets, respectively, as of Dec. 31, 2024, and zero per cent and three per cent of the Company's revenues and net earnings, respectively, for the year ended Dec. 31, 2024.

AUDIT COMMITTEE FINANCIAL EXPERT

TransAlta’s board of directors has determined that each member of the Audit, Finance and Risk Committee (the “AFRC”) is an audit committee financial expert. Mr. Alan J. Fohrer, Ms. Candace J. MacGibbon, Mr. Thomas M. O'Flynn, Mr. Bryan D. Pinney and Ms. Manjit K. Sharma have each been determined to be an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and are independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) listing standards applicable to TransAlta. For further information regarding the experience and qualification of Mr. Fohrer, Ms. MacGibbon, Mr. O'Flynn, Mr. Pinney and Ms. Sharma, see the section titled “Audit, Finance and Risk Committee” in our Annual Information Form for the year ended Dec. 31, 2024, filed as Exhibit 99.1 and incorporated by reference herein. Under the Commission rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

CODE OF ETHICS

TransAlta has adopted a code of ethics as part of its “Corporate Code of Conduct” that applies to all employees and officers which has been filed with the Commission. In addition, TransAlta has adopted a code of conduct applicable to all directors of the Company, a separate financial code of conduct which applies to all financial management employees and an Energy Trading code of conduct for our employees working within energy marketing. Our codes of conduct are available on our Internet website at www.transalta.com. Information contained in or otherwise accessible through TransAlta's website does not form part of this annual report on Form 40-F and is not incorporated by reference into this annual report on Form 40-F.

There was no waiver of the codes granted during the 2024 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended Dec. 31, 2024 and Dec. 31, 2023, Ernst & Young LLP and its affiliates billed or expect to bill, including out-of-pocket costs, $5,396,719 and $4,476,201, respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2024	2023
Audit Fees	$4,642,808	$3,913,110
Audit-related fees	347,345	518,216
Tax fees	356,391	5,850
All other fees	50,175	39,025
Total	$5,396,719	$4,476,201

All amounts are in Canadian dollars unless otherwise stated.

The nature of each category of fees is described below:

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents and statutory audits.
Audit-Related Fees

Assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not included under "Audit Fees". Audit-Related fees include pension audits and other compliance audits.

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

Percentage of Services Approved by the AFRC

For the year ended Dec. 31, 2024, none of the services described above were approved by the AFRC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have a separately-designated standing AFRC established in accordance with Section 3(a)58(A) of the Exchange Act, and made up of independent directors.  The members of the AFRC are:

Thomas M. O'Flynn (Chair)
Alan J. Fohrer
Candace J. MacGibbon
Bryan D. Pinney
Manjit K. Sharma

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.1, incorporated herein, under the heading “Business of TransAlta – Energy Transition Segment – Reclamation Activities”.

FORWARD-LOOKING INFORMATION

This Form 40-F (the "Form-40F") including the information incorporated by reference herein, includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable U.S. securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements").

Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can", "could", "would", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast", "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in or implied by the forward-looking statements.

In particular, this F (including the information incorporated by reference herein) contains forward-looking statements about the following, among other things:

•The strategic objectives of the Company and that the execution of the Company's strategy will realize value for shareholders;
•Our capital allocation and financing strategy;
•Our sustainability objectives and targets, including those in our 2024 Sustainability Report;
•Our 2025 Outlook;
•Our financial and operational performance, including our hedge position;
•Optimizing and diversifying our existing assets;
•The increasingly contracted nature of our fleet;
•Expectations about strategies for growth and expansion, including opportunities for Centralia redevelopment, and data centre opportunities;
•Expected costs and schedules for planned projects;
•Expected regulatory processes and outcomes, including in relation to the Alberta restructured energy market;
•The power generation industry and the supply and demand of electricity;
•The cyclicality of our business;
•Expected outcomes with respect to legal proceedings;
•The expected impact of future tax and accounting changes; and
•Expected industry, market and economic conditions.

The forward-looking statements contained in this Form 40-F (or incorporated herein by reference) are based on many assumptions including, but not limited to, the following:

•No significant changes to applicable laws and regulations;
•No unexpected delays in obtaining required regulatory approvals;
•No material adverse impacts to investment and credit markets;
•No significant changes to power price and hedging assumptions;
•No significant changes to gas commodity price assumptions and transport costs;

•No significant changes to interest rates;
•No significant changes to the demand and growth of renewables generation;
•No significant changes to the integrity and reliability of our facilities;
•No significant changes to the Company's debt and credit ratings;
•No unforeseen changes to economic and market conditions; and
•No significant event occurring outside the ordinary course of business.

These assumptions are based on information currently available to TransAlta, including information obtained from third-party sources. Actual results may differ materially from those predicted.

Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Form 40-F (or incorporated herein by reference) include, but are not limited to:

•Fluctuations in power prices;
•Changes in supply and demand for electricity;
•Our ability to contract our electricity generation for prices that will provide expected returns;
•Our ability to replace contracts as they expire;
•Risks associated with development projects and acquisitions;
•Any difficulty raising needed capital in the future on reasonable terms or at all;
•Our ability to achieve our targets relating to environmental, social and governance (ESG) performance;
•Long-term commitments on gas transportation capacity that may not be fully utilized over time;
•Changes to the legislative, regulatory and political environments;
•Environmental requirements and changes in, or liabilities under, these requirements;
•Operational risks involving our facilities, including unplanned outages and equipment failure;
•Disruptions in the transmission and distribution of electricity;
•Reductions in production;
•Impairments and/or writedowns of assets;
•Adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats;
•Commodity risk management and energy trading risks;
•Reduced labour availability and ability to continue to staff our operations and facilities;
•Disruptions to our supply chains;
•Climate-change related risks;
•Reductions to our generating units' relative efficiency or capacity factors;
•General economic risks, including deterioration of equity and debt markets, increasing interest rates or rising inflation;
•General domestic and international economic and political developments, including potential trade tariffs;
•Industry risk and competition;
•Counterparty credit risk;
•Inadequacy or unavailability of insurance coverage;
•Increases in the Company's income taxes and any risk of reassessments;
•Legal, regulatory and contractual disputes and proceedings involving the Company;
•Reliance on key personnel; and
•Labour relations matters.

The foregoing risk factors, among others, are described in further detail under the heading "Governance and Risk Management" section of our Management Discussion and Analysis for the year ended Dec. 31, 2024, filed as Exhibit 99.2.

Readers are urged to consider these factors carefully when evaluating the forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this Form 40-F are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. The purpose of the financial outlooks contained herein (including as may be incorporated by reference) is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes.

UNDERTAKING

TransAlta undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

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

EXHIBIT INDEX

97	Executive Compensation Clawback Policy
99.1	TransAlta Corporation Annual Information Form for the year ended Dec. 31, 2024
99.2	Management's Discussion and Analysis for the year ended Dec. 31, 2024
99.3	Consolidated Audited Annual Financial Statements for the year ended Dec. 31, 2024
99.4	Management’s Annual Report on Internal Control over Financial Reporting (included on page F2 of Exhibit 99.3 filed herewith)
99.5	Consent of Independent Registered Public Accounting Firm
99.6	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.8	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSALTA CORPORATION

/s/ Joel Hunter
Joel Hunter
Executive Vice President, Finance and Chief Financial Officer

Dated: February 19, 2025