Form 40-F
period 2025-12-31
TRANSALTA CORP
filed 2026-02-27
CIK 1144800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Dec. 31, 2025	Commission file number	001-15214

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

At Dec. 31, 2025, 296,717,495 common shares were issued and outstanding.

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

Form	Registration No.
S-8	333-72454
S-8	333-101470
S-8	333-236894
S-8	333-260935
F-10	333-292019

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION & ANALYSIS

A.                                             Consolidated Audited Annual Financial Statements

For consolidated audited annual financial statements for the year ended Dec. 31, 2025, including the report of the independent registered public accounting firm with respect thereto, see Exhibit 99.3 incorporated by reference herein.

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

Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of Dec. 31, 2025, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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

Management evaluated the effectiveness of our internal control over financial reporting as of Dec. 31, 2025 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.  Management concluded that our internal control over financial reporting was effective as of Dec. 31, 2025.  Certain matters relating to the scope of management’s evaluation and limitations of management’s conclusions are described below.  See “Limitations and Scope of Management’s Report on Internal Control over Financial Reporting.”

Our Independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 1263), has issued an attestation report on the effectiveness of our internal control over financial reporting as of Dec. 31, 2025. For the Report of Independent Registered Public Accounting Firm see page F4 of the Consolidated Audited Annual Financial Statements for the year ended Dec. 31, 2025, filed as Exhibit 99.3 and incorporated by reference herein, under the heading “Report of Independent Registered Public Accounting Firm - Public Company Accounting Oversight Board (United States) (“PCAOB”)".

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

Included in the 2025 Consolidated Financial Statements of TransAlta for equity accounted investments are one and eight per cent of the Company's total and net assets, respectively, as of Dec. 31, 2025, and zero per cent and (5) per cent of the Company's revenues and net loss, respectively, for the year ended Dec. 31, 2025.

AUDIT COMMITTEE FINANCIAL EXPERT

TransAlta’s board of directors has determined that each member of the Audit, Finance and Risk Committee (the “AFRC”) is an audit committee financial expert. Mr. Alan J. Fohrer, Ms. Candace J. MacGibbon, Mr. Thomas M. O'Flynn, Mr. Bryan D. Pinney have each been determined to be an audit committee financial expert, within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and are independent, as that term is defined by the New York Stock Exchange’s (“NYSE”) listing standards applicable to TransAlta. For further information regarding the experience and qualification of Mr. Fohrer, Ms. MacGibbon, Mr. O'Flynn and Mr. Pinney, see the section titled “Audit, Finance and Risk Committee” in our Annual Information Form for the year ended Dec. 31, 2025, filed as Exhibit 99.1 and incorporated by reference herein. Under the Commission rules, the designation of persons as audit committee financial experts does not make them “experts” for any other purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of their committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of their committee.

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

There was no waiver of the codes granted during the 2025 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended Dec. 31, 2025 and Dec. 31, 2024, Ernst & Young LLP and its affiliates billed or expect to bill, including out-of-pocket costs, $5,133,976 and $5,396,719, respectively, as detailed below:

Ernst & Young LLP

Year Ended Dec. 31	2025	2024
Audit Fees	$4,704,422	$4,642,808
Audit-related fees	423,354	347,345
Tax fees	6,200	356,391
All other fees	—	50,175
Total	$5,133,976	$5,396,719

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

Percentage of Services Approved by the AFRC

For the year ended Dec. 31, 2025, none of the services described above were approved by the AFRC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

In particular, this Form 40-F (including the information incorporated by reference herein) contains forward-looking statements about the following, among other things:

•The strategic objectives of the Company and that the execution of the Company’s strategy will realize value for shareholders;
•Our capital allocation and financing strategy;
•Our 2026 Outlook;
•Our financial and operational performance, including our hedge position;
•The optimization and diversification of our existing assets;
•The increasingly contracted nature of our fleet;
•Expectations about strategies for growth and expansion;
•Expected costs and schedules for planned projects, including the Centralia coal-to-gas conversion project;
•Expected regulatory processes and outcomes, including in respect of the U.S. Department of Energy Order regarding Centralia Unit 2;
•The power generation industry and the supply and demand of electricity;
•Our CEO and CFO succession plans;
•The cyclicality of our business;
•Expected outcomes with respect to legal proceedings;
•The expected impact of future tax and accounting changes; and
•Expected industry, market and economic conditions.

The forward-looking statements contained in this Form 40-F (or incorporated herein by reference) are based on many assumptions including, but not limited to, the following:

•No significant changes to applicable laws and regulations, including carbon pricing, renewable energy incentives, royalty rates and climate-related regulations;
•No unexpected delays in obtaining required regulatory and other third-party approvals;
•No material adverse impacts to investment and credit markets;
•No significant changes to power price and hedging assumptions;

•No significant changes to gas commodity price assumptions and transport costs;
•No significant changes to interest or foreign exchange rates;
•No significant changes to the demand for, and growth of, electricity generation;
•No significant changes to the integrity and reliability of our facilities;
•No significant changes to the Company's debt and credit ratings;
•No unforeseen changes to economic and market conditions;
•No significant event occurring outside the ordinary course of business;
•No significant changes to the Company's ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the Company's assets and achieve expected future results;
•No significant supply chain disruptions or shortages of raw materials or skilled labour;
•No significant changes to the Company's ability to access the capital markets on reasonable terms; and
•No material changes to international trade laws, regulations, agreements, treaties, taxes, tariffs, duties or policies of Canada, the United States or other countries.

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
•Our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate our assets and achieve expected future results;
•Any difficulty raising needed capital in the future on reasonable terms;
•Long-term commitments on gas transportation capacity that may not be fully utilized over time;
•Changes to the legislative, regulatory and political environments, including changes to carbon pricing, renewable energy policies and emissions regulations in Canada, the United States and Australia;
•Environmental requirements and changes in, or liabilities under, these requirements;
•Operational risks involving our facilities, including unplanned outages and equipment failure;
•Disruptions in the transmission and distribution of electricity;
•Grid reliability;
•Reductions in production;
•Impairments and/or writedowns of assets;
•Adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats;
•Commodity risk management and energy trading risks;
•Reduced labour availability, ability to continue to staff our operations and facilities and other labour relations matters;
•Disruptions to our supply chains;
•Weather conditions and their impact on electricity generation and demand;

•Climate-change related risks, including the increased frequency and severity of extreme weather events;
•Reductions to our generating units' relative efficiency or capacity factors;
•General economic risks, including deterioration of equity markets, increasing interest rates, changes to foreign exchange rates or rising inflation;
•General domestic and international economic and political developments, including potential trade tariffs;
•Industry risk and competition, including from emerging technologies affecting the demand, generation, distribution or storage of electricity;
•Counterparty credit risks;
•Inadequacy or unavailability of insurance coverage;
•Increases in the Company's income taxes and any risk of reassessments;
•Legal, regulatory and contractual disputes and proceedings involving the Company;
•Reputational and stakeholder-related risks; and
•Reliance on key personnel.

The foregoing risk factors, among others, are described in further detail under the heading "Risk Management" section of our Management Discussion and Analysis for the year ended Dec. 31, 2025, filed as Exhibit 99.2.

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

EXHIBIT INDEX

97	Executive Compensation Clawback Policy
99.1	TransAlta Corporation Annual Information Form for the year ended Dec. 31, 2025
99.2	Management's Discussion and Analysis for the year ended Dec. 31, 2025
99.3	Consolidated Audited Annual Financial Statements for the year ended Dec. 31, 2025
99.4	Management’s Annual Report on Internal Control over Financial Reporting (included on page F2 of Exhibit 99.3 filed herewith)
99.5	Consent of Independent Registered Public Accounting Firm
99.6	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.8	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Dated: February 26, 2026